Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

dated as of May 31, 2011

by and among

SEALED AIR CORPORATION,

DIVERSEY HOLDINGS, INC.,

AND

 SOLUTION ACQUISITION CORP.

TABLE OF CONTENTS

i

Section 8.14	Jurisdiction	60
Section 8.15	Waiver of Trial by Jury	61
Article IX CERTAIN DEFINITIONS
Section 9.1	Certain Definitions	61

EXHIBITS

EXHIBIT A-1	Dish Certificate of Incorporation
EXHIBIT A-2	Dish Bylaws
EXHIBIT B	Dish Stockholders Letter
EXHIBIT C	Registration Rights Agreement
EXHIBIT D	Knowledge of Dish
EXHIBIT E	Knowledge of Soap

v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of May 31, 2011 (this “Agreement”), is by and among Sealed Air Corporation, a Delaware corporation (“Soap”), Diversey Holdings, Inc., a Delaware corporation (“Dish”), and Solution Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Soap (“Merger Sub”).  Capitalized terms used herein are defined in Article IX.

RECITALS

WHEREAS, the respective Boards of Directors of Soap and Dish have determined that it is consistent with and in furtherance of their respective long-term business strategies and fair to and in the best interests of their respective companies and stockholders to combine their respective businesses as set forth in this Agreement;

WHEREAS, the respective Boards of Directors of Soap, Dish and Merger Sub have unanimously approved this Agreement and declared it advisable and in the best interests of their respective stockholders to consummate the transactions contemplated hereby, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Soap’s willingness to enter into this Agreement, CMH and CD&R are executing a written agreement, substantially in the form attached as Exhibit B hereto (the “Dish Stockholder Letter”), in which, among other things, they are consenting to and adopting this Agreement and approving the Merger and the other transactions contemplated hereunder, which consent is the only approval of holders of Dish Common Stock necessary to approve the Merger and to consummate the transactions contemplated by this Agreement;

WHEREAS, as a condition and inducement to Dish’s willingness to enter into this Agreement, on or prior to the Closing, certain Dish Stockholders and Soap will enter into a registration rights agreement (the “Registration Rights Agreement”) in substantially the form as Exhibit C hereto, to provide certain liquidity terms with respect to the shares of Soap Common Stock Dish Stockholders will receive in the Merger.

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

Article I

THE MERGER; CERTAIN RELATED MATTERS
Section 1.1     The Merger.

(a)     Subject to the terms and conditions of this Agreement, at the Effective Time, Merger Sub shall be merged (the “Merger”) with and into Dish in accordance with the DGCL, whereupon the separate existence of Merger Sub shall cease, and Dish shall be the surviving corporation (the “Dish Surviving Corporation”).

(b)     At the Closing, Dish and Merger Sub shall file a certificate of merger with the Delaware Secretary of State and make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as Soap and Dish may agree and is specified in the certificate of merger).

(c)     From and after the Effective Time, the Dish Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, Liabilities, restrictions and disabilities of Dish and Merger Sub, all as provided under the DGCL.

Section 1.2     Closing.  Subject to the provisions of Article VI, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York time, on the third Business Day after the date the conditions set forth in Article VI (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions; provided, however, that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VI (excluding conditions that by their nature, cannot be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), the Closing shall occur on the date following the satisfaction or waiver of such conditions that is the earlier to occur of (a) a date during the Marketing Period to be specified by Soap on no less than two Business Days’ notice to Dish and (b) the final day of the Marketing Period (the date on which the Closing occurs pursuant to this Section 1.2, the “Closing Date”), at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York, 10017 unless another time, date or place is agreed to in writing by the parties.

Section 1.3     Certificate of Incorporation and Bylaws of Dish Surviving Corporation.

(a)     At the Effective Time, the certificate of incorporation of Dish shall be amended and restated so as to read in its entirety in the form of Exhibit A-1 hereto, until thereafter changed or amended as provided therein or by applicable Law.

(b)     At the Effective Time, the bylaws of Dish shall be amended and restated so as to read in their entirety in the form of Exhibit A-2 hereto, until thereafter changed or amended as provided therein or by applicable Law.

Section 1.4     Directors and Officers of Dish Surviving Corporation.

(a)     From and after the Effective Time, the directors of Merger Sub at the Effective Time shall be the directors of the Dish Surviving Corporation and the officers of Dish at the Effective Time shall be the officers of the Dish Surviving Corporation, in each case until their respective successors are duly elected and qualified.

Article II

CONVERSION OF SECURITIES

Section 2.1     Conversion of Securities.  At the Effective Time:

(a)     Except as otherwise provided in Section 2.1(b) and Section 2.2, each share of Dish Common Stock outstanding immediately prior to the Effective Time (and (i) each share of Dish Common Stock that the holders of the Unilever Warrant are entitled to receive upon exercise of the Unilever Warrant and (ii) each phantom share of Dish Common Stock set forth on Section 2.1(a) of the Dish Disclosure Letter) shall be converted into the right to receive the Dish Per Share Merger Consideration.  As of the Effective Time, all such shares of Dish Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Dish Per Share Merger Consideration.

(b)     Each share of Dish Common Stock held by Dish as treasury stock (other than Dish Common Stock in a Dish Benefit Plan) or owned by Soap or Merger Sub immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.

(c)     Each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Dish Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Dish Surviving Corporation.

Section 2.2     Dissenting Shares.  Notwithstanding Section 2.1(a), shares of Dish Common Stock outstanding immediately prior to the Effective Time and held by a Dish Stockholder who has not voted in favor of the Merger or consented to the Merger in writing and who has demanded appraisal for those shares in accordance with the DGCL shall not be converted into a right to receive the Dish Per Share Merger Consideration, unless the holder fails to perfect, withdraws or otherwise loses its right to appraisal.  If, after the Effective Time, the holder fails to perfect, withdraws or loses its right to appraisal, those shares of Dish Common Stock shall be treated as if they had been converted as of the Effective Time into a right to receive the Dish Per Share Merger Consideration.  Dish shall give Soap prompt notice of any demands received by Dish for appraisal of shares of Dish Common Stock, and Soap shall have the right to participate in all negotiations and proceedings with respect to those demands.  Except with the prior written consent of Soap, or to the extent required by applicable Law, Dish shall not make any payment with respect to, or offer to settle or settle, any demands.  Nothing in this Agreement is intended to amend or waive any obligation of any Dish Stockholder who has waived or limited the right to assert appraisal rights in a separate agreement or in this Agreement.

Section 2.3     Dish Options and Deferred Stock Units.

(a)     Dish Deferred Stock Units.  At the Effective Time, each right to receive one share of Dish Common Stock (or the value of one share of Dish Common Stock, i.e., a phantom share) granted by Dish pursuant to any Dish DSU Plan (each, a “Dish Share Unit”)

that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, become a vested right (except for those Dish Share Units identified in Section 2.3(a) of the Dish Disclosure Letter, which rights shall not be vested as of the Effective Time) to receive the Dish Per DSU Cash Merger Consideration, subject, in each case, to the terms of the applicable Dish Share Unit agreements including, for the avoidance of doubt, any provisions regarding date of payment (and vesting, if applicable) of the Dish Per DSU Cash Merger Consideration contained therein; provided, however, that in no event shall any Dish Share Unit that becomes vested prior to the Effective Time be settled until the Effective Time, unless settlement is required earlier in order to avoid taxation under Section 409A of the Code.

(b)     Dish Options and Dish SARs.

(i)     Vested Dish Options.

(1)     At the Effective Time, each Dish Option that is vested as of the date hereof (any such Dish Option, a “Vested Dish Option”) shall be cancelled, and each holder of Vested Dish Options shall receive the payments provided for by Section 2.3(b)(i)(2).

(2)     Subject to the terms and conditions of this Agreement, as soon as practicable after the Effective Time, each holder of Vested Dish Options shall receive, in consideration for the cancellation of such Vested Dish Option, the Dish Per Vested Option Consideration.

(ii)     Unvested Dish Options and Post-Agreement Vested Dish Options. Subject to the terms and conditions of this Agreement:

(1)      Upon the Effective Time, Soap shall assume each Unvested Dish Option, Post-Agreement Vested Option and Dish SAR, which shall be converted automatically into a cash-settled stock appreciation right covering a number of shares of Soap Common Stock (rounded down to the nearest whole number) equal to the product of (x) the number of shares (or phantom shares, in the case of Dish SARs) of Dish Class B Stock subject to the Unvested Dish Option, Post-Agreement Vested Option or Dish SAR, as applicable, immediately prior to the Effective Time and (y) the Dish Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per Share of such Unvested Dish Option, Post-Agreement Vested Option or Dish SAR, as applicable, immediately prior to the Effective Time divided by (B) the Dish Exchange Ratio (the “Assumed Dish Awards”). Except as specifically provided in this Section 2.3(b)(ii), following the Effective Time, if applicable, each Assumed Dish Award shall continue to have such rights and terms as are required under Section 7.2 of the Dish Equity Plan, the Dish Trading (Shanghai) Co. Ltd. Phantom Stock Incentive Plan or the Dish South Africa (Pty) Limited Phantom Stock Plan, as applicable. The foregoing conversion shall be determined and interpreted in a manner consistent with the requirements of Section 409A of the Code.

(2)     Dish shall, prior to the Effective Time, take all actions necessary with respect to the Dish Equity Plan, the Dish Long-Term Cash Incentive Plan, Dish South Africa (Pty) Limited Phantom Stock Plan and the Dish Trading (Shanghai) Co. Ltd. Phantom Stock Incentive Plan and any other similar plan, as applicable, to allow for the treatment of the Dish Options and Dish SARs described herein.

All amounts payable under this Section 2.3 shall be paid net of applicable withholding and payroll Taxes.

Section 2.4     Exchange of and Payment for Securities.

(a)     At the Closing or, if later, upon surrender by each Dish Stockholder to Soap for cancellation of certificates, in the case of certificated shares (the “Certificates”), representing such Dish Stockholder’s shares of Dish Common Stock or transfer to Soap by each Dish Stockholder, subject to the receipt by Soap of an “agent’s message” (or any other evidence of transfer as Soap may reasonably request), of uncertificated shares, in the case of uncertificated shares (the “Uncertificated Shares”), representing such Dish Stockholder’s shares of Dish Common Stock, Soap shall issue to each Dish Stockholder the shares of Soap Common Stock constituting the Dish Per Share Stock Consideration and the Dish Per Share Cash Consideration to be paid in respect of the Certificates and the Uncertificated Shares as provided in this Section 2.4.  Until so surrendered or transferred, as the case may be, each Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive the Dish Per Share Merger Consideration and any cash in lieu of any fractional shares payable pursuant to Section 2.6.  The shares of Soap Common Stock constituting the Dish Per Share Stock Consideration, at Soap’s option, shall be in uncertificated book-entry form, unless a physical certificate is otherwise required under applicable Law. No interest shall be paid or accrued on the Dish Per Share Merger Consideration.

(b)     To the extent any shares of Dish Common Stock are not surrendered at Closing pursuant to Section 2.4(a), promptly after the Effective Time, Soap shall send to each holder of Dish Common Stock at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to Soap) for use in such exchange.  Each holder of shares of Dish Common Stock that have been converted into the right to receive the Dish Per Share Merger Consideration shall be entitled to receive, upon (i) surrender to Soap of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by Soap (or such other evidence, if any, of transfer as Soap may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Dish Per Share Merger Consideration payable for each share of Dish Common Stock represented by a Certificate or for each Uncertificated Share.  If any portion of the Dish Per Share Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (A) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (B) the Person requesting such payment shall pay to Soap any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of Soap that such Tax has been paid or is not payable.

(c)     All Dish Per Share Merger Consideration paid upon the surrender of Certificates or Uncertificated Shares, respectively, shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares formerly represented by such Certificates or Uncertificated Shares.  After the Effective Time, there shall be no further registration of transfers of shares of Dish Common Stock.  If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Dish Surviving Corporation, they shall be canceled and exchanged for the Dish Per Share Merger Consideration, provided for, and in accordance with the procedures set forth, in this Article II.

(d)     Notwithstanding the foregoing, Soap shall not be liable to any holder of shares of Dish Common Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws.  Any amount remaining unclaimed by holders of shares of Dish Common Stock two years after the Effective Time (or that earlier date, immediately prior to the time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by applicable Law, the property of Soap, free and clear of any claims or interest of any Person previously entitled thereto.

(e)     No dividends or other distributions with respect to Soap Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered shares of Dish Common Stock with respect to shares of Soap Common Stock that such holder would be entitled to receive upon surrender of such shares of Dish Common Stock until such holder shall surrender such shares of Dish Common Stock in accordance with this Article II. After the surrender of any such shares of Dish Common Stock in accordance with this Article II, such holder thereof entitled to receive shares of Soap Common Stock shall be entitled to receive any such dividends or other distributions, without any interest thereon, with a record date after the Effective Time and which theretofore had become payable with respect to whole shares of Soap Common Stock issuable to such holder in respect of such shares of Dish Common Stock.

Section 2.5     Dish Transaction Expenses.  Dish shall provide a written schedule to Soap two Business Days prior to Closing, setting forth in reasonable detail (including amounts) the Dish Transaction Expenses.  Soap will have an opportunity to review and discuss any comments with Dish, and Dish and Soap shall cooperate to address any such comments.

Section 2.6     No Fractional Shares of Soap Common Stock.  No fractional shares of Soap Common Stock shall be issued in the Merger. All fractional shares of Soap Common Stock that a holder of shares of Dish Common Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional share results from this aggregation, the holder shall be entitled to receive, in lieu thereof, an amount in cash, without interest, determined by multiplying the fractional share by the closing price of Soap Common Stock on the trading day immediately following the Closing Date.  As soon as practicable after the determination of the amount of cash to be paid to those former holders of Dish Common Stock in lieu of any fractional interests, Soap shall distribute those amounts to those former holders of Dish Common Stock.

Section 2.7     Adjustments to Prevent Dilution.  If, between the date of this Agreement and the Effective Time, there is a change in the number of shares of Soap Common Stock or Dish Common Stock by reason of a reclassification, recapitalization, stock split, split-up, stock dividend, combination or exchange of shares with respect to, or rights issued in respect of, Soap Common Stock or Dish Common Stock (other than the Merger contemplated hereunder), the Dish Per Share Merger Consideration and the Dish Per DSU Cash Merger Consideration shall be appropriately adjusted to provide to the holders of Dish Common Stock, Vested Dish Options or Dish Share Units the same economic effect as contemplated by this Agreement prior to such event.

Section 2.8     Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Soap, the posting by the Person of a bond in a reasonable amount as Soap may direct as indemnity against any claim that may be made against it with respect to such Certificate, Soap will issue in exchange for those lost, stolen or destroyed Certificates, the Dish Per Share Merger Consideration with respect to the shares of Dish Common Stock formerly represented thereby, and unpaid dividends and distributions, if applicable, on shares of Soap Common Stock deliverable in respect thereof pursuant to this Agreement.

Section 2.9     Withholding Rights.  Soap shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement those amounts as it is required to deduct and withhold with respect to the making of a payment under the Code, or any provision of state, local or foreign Tax Law.  To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Authority by or on behalf of Soap, those withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the deduction and withholding was made by or on behalf of Soap.

Section 2.10     Further Assurances.  At and after the Effective Time, the officers and directors of Soap and the Dish Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of Soap or Merger Sub or the Dish Surviving Corporation or Dish, as applicable any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Soap or Merger Sub or the Dish Surviving Corporation or Dish, as applicable, any other actions and things necessary to vest, perfect or confirm of record or otherwise in Soap or the Dish Surviving Corporation, as applicable, any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by Soap or the Dish Surviving Corporation, as applicable, as a result of, or in connection with, the Merger.

Article III

REPRESENTATIONS AND WARRANTIES OF DISH

Except (a) as set forth in the corresponding section of the Dish Disclosure Letter (each section of which, to the extent specified therein, qualifies the correspondingly numbered representation and warranty of Dish herein and any other representation and warranty of Dish contained herein to which its application or relevance is reasonably apparent on its face to a reader of such disclosure) or (b) as disclosed in the Dish SEC Documents and only to the extent reasonably apparent on its face from the disclosure therein (excluding any disclosures set forth in any risk factor section or forward looking statements thereof), provided, that the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3 and Section 3.4(a) shall not be qualified by any information disclosed in any such Dish SEC Documents, Dish hereby represents and warrants to Soap as follows:

Section 3.1     Organization and Good Standing.  Dish is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as currently conducted.  Dish is duly qualified to do business and is in good standing (where such concept is recognized) in each of the jurisdictions in which the nature of its business or the properties owned, leased or operated by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Dish Material Adverse Effect.  Dish has previously made available to Soap complete copies of Dish’s second amended and restated certificate of incorporation (the “Dish Certificate of Incorporation”) and second amended and restated bylaws (the “Dish Bylaws”), in each case as currently in effect, and Dish is not in violation of any provision of the Dish Certificate of Incorporation or the Dish Bylaws.

Section 3.2     Dish Subsidiaries.

(a)     Each Dish Subsidiary is duly organized or formed, validly existing and in good standing (where such concept is recognized) under the Laws of its jurisdiction of formation and has all requisite powers (corporate or otherwise) and authority to carry on its business as currently conducted.  Each Dish Subsidiary is duly qualified to do business as a foreign corporation and is in good standing (where such concept is recognized) in each of the jurisdictions in which the nature of its business or the properties owned, leased or operated by it makes such qualification or licensing necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Dish Material Adverse Effect.  Dish has made available to Soap complete copies of the Organizational Documents of each Significant Subsidiary of Dish as currently in effect.

(b)     All of the outstanding shares of capital stock of and other voting or equity interests in each Dish Subsidiary have been duly authorized and validly issued, are fully paid and nonassessable and are owned beneficially and of record by Dish or one of its wholly owned Subsidiaries as set forth in Section 3.2(b) of the Dish Disclosure Letter, free and clear of any Liens, other than Permitted Liens. There are no outstanding (i) shares of capital stock of or other voting or equity interests in any Dish Subsidiary (other than as described in the preceding sentence), (ii) securities of Dish or any Dish Subsidiary convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any Dish Subsidiary or (iii) options or other rights or agreements, commitments or understandings of any kind to acquire from Dish or any Dish Subsidiary, or other obligation of Dish or any Dish Subsidiary to issue, transfer or sell, any shares of capital stock of or other voting or equity interests in any Dish Subsidiary or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any Dish Subsidiary (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Dish Subsidiary Securities”). There are no outstanding obligations of Dish or any Dish Subsidiary to repurchase, redeem or otherwise acquire any Dish Subsidiary Securities.

(c)     Neither Dish nor any Dish Subsidiary owns any shares of capital stock of or other voting or equity interests in (including any securities exercisable or exchangeable for or convertible into shares of capital stock of or other voting or equity interests in) any other Person.

Section 3.3     Capitalization.

(a)     As of the date hereof, the authorized capital stock of Dish consists of (a) 200,000,000 shares of Dish Class A Stock, (b) 20,000,000 shares of Dish Class B Stock and (c) 100,000,000 shares of preferred stock, par value $0.01 per share (the “Dish Preferred Stock”).  As of the date hereof, there are (A) 99,764,706 shares of Dish Class A Stock issued and outstanding, consisting of 47,579,500 shares owned by CD&R, 990,000 shares owned by SNW, 51,074,706 shares owned by CMH and 120,500 shares owned by CDRF&F, (B) 2,563,161 shares of Dish Class B Stock issued and outstanding, (C) 4,156,863 shares of Dish Class A Stock reserved for issuance under the Unilever Warrant, and (D) 10,548,277 shares of Dish Class B Stock reserved for issuance upon the exercise of outstanding Dish Options and/or the vesting or settlement of outstanding Dish Share Units, (E) no shares of Dish Preferred Stock issued and outstanding and (F) no shares of Dish Common Stock held by Dish in its treasury or by Dish’s Subsidiaries. All of the issued and outstanding shares of Dish Common Stock have been, and upon issuance all such shares of Dish Common Stock reserved for issuance will be, duly authorized, validly issued, fully paid, non-assessable, free of preemptive rights and restrictions on transfer and other Liens, other than such restrictions on transfer as may be imposed by the Dish Stockholders Agreement or the Dish Equity Plan, and will be issued in accordance with applicable securities and other Laws.

(b)     Except as set forth in Section 3.3(a), and except as set forth in the Dish Stockholders Agreement, the Dish Registration Rights Agreement and the Unilever Warrant, there are no outstanding (i) shares of capital stock of or other voting or equity interests in Dish, (ii) securities of Dish convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in Dish, (iii) options or other rights or agreements, commitments or understandings of any kind to acquire from Dish, or other obligations of Dish or any of the Dish Subsidiaries to issue, transfer or sell, any shares of capital stock of or other voting or equity interests in Dish or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in Dish, (iv) voting trusts, proxies or other similar agreements or understandings to which Dish or any Dish Subsidiary is a party or by which Dish or any Dish Subsidiary is bound with respect to the voting of any shares of capital stock of or other voting or equity interests in Dish or any Dish Subsidiary or (v) contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of or other voting or equity interests in Dish or any Dish Subsidiary (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Dish Securities”).  Section 3.3(b) of the Dish Disclosure Letter lists, as of the date of this Agreement, each outstanding Dish Option, Dish SAR, Dish Share Unit and any other equity-based incentive compensation award, the holder thereof, the number of shares (or phantom shares) of Dish equity issuable or issued thereunder and, if applicable, the exercise price thereof.

(c)     Section 3.3(c) of the Dish Disclosure Letter sets forth a true and complete list of the Indebtedness of Dish and the Dish Subsidiaries that is outstanding other than intercompany Indebtedness, and the amount thereof as of December 31, 2010.  Neither Dish nor any Dish Subsidiary has outstanding bonds, debentures, notes or, other than as referred to in this Section 3.3 and in Section 3.2, other securities, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Dish on any matter.

Section 3.4     Corporate and Governmental Authorization.

(a)     Dish has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger. The execution and delivery of this Agreement, the performance of Dish’s obligations hereunder and the consummation of the Merger have been duly and validly approved by the Dish Board of Directors. The Dish Board of Directors has determined that the Merger and the other transactions contemplated hereunder are advisable and in the best interests of Dish and the Dish Stockholders and has recommended approval of the Merger by the Dish Stockholders.  The adoption of this Agreement and the approval of the Merger by each of CD&R and CMH (the “Dish Stockholder Approval”) is the only approval of holders of Dish Common Stock necessary to approve the Merger and to consummate the transactions contemplated by this Agreement.  The Dish Stockholder Approval was obtained by the execution and delivery by CD&R and CMH of a written consent concurrently with the execution and delivery of this Agreement.  No other corporate proceedings on the part of Dish are necessary to approve this Agreement or to consummate the Merger or the other transactions contemplated hereby.  Dish has duly executed and delivered this Agreement. This Agreement constitutes, assuming the due authorization and valid execution and delivery of this Agreement by the other parties hereto, the legal, valid and binding obligation of Dish enforceable against Dish in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or similar Laws relating to or affecting creditors’ rights generally and by general principles of equity (whether considered at Law or in equity).

(b)     Assuming (x) the accuracy of the representations and warranties of Soap and the Merger Sub in Article IV, (y) the execution and delivery of this Agreement by Soap and Merger Sub and (z) the accuracy of the information provided by Soap to Dish specifically for the purpose of determining applicable filing and similar requirements under Competition Laws in connection with the Merger, the performance of Dish’s obligations hereunder and the consummation by Dish of the Merger require no action or approval by, or filing with, any Governmental Authority other than (i) compliance with any applicable requirements of the HSR Act and the other Competition Laws and other merger control Laws of the jurisdictions set forth in Section 3.4(b) of the Dish Disclosure Letter, (ii) the filing of the certificate of merger in connection with the Merger with the Delaware Secretary of State and (iii) any other actions, approvals or filings under Laws, the absence of which would not, individually or in the aggregate, have a Dish Material Adverse Effect.

(c)     Concurrently with the execution of this Agreement, CMH and CD&R have executed and delivered the Dish Stockholders Letter to Soap.

Section 3.5     Non-Contravention.  The execution and delivery of this Agreement  by Dish and the performance of its obligations hereunder do not and will not (a) conflict with or breach any provision of the Organizational Documents of Dish or any of its Significant Subsidiaries, (b) assuming compliance with the matters referred to in Section 3.4(b), conflict with or breach any provision of any applicable Law, (c) require any consent of any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any agreement or other instrument to which Dish or any Dish Subsidiary is a party (including any Dish Material Contract) or (d) result in the creation or imposition of any Lien on any assets of Dish or any Dish Subsidiary, except, in the case of clauses (b), (c) and (d), as would not, individually or in the aggregate, have a Dish Material Adverse Effect.

Section 3.6     Dish SEC Documents; Financial Statements.

(a)     Dish and DI have timely filed or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by them with the SEC (whether pursuant to Law or contract) since January 1, 2009 (all such forms, reports, statements, certificates and other documents filed since January 1, 2009 by Dish and DI and publicly available prior to the date of this Agreement, the “Dish SEC Documents”). Except for DI, no Dish Subsidiary is required to file, or files, any form, report or other document with the SEC.  Each of the Dish SEC Documents complied in all material respects with the applicable requirements of the Exchange Act as in effect on the date so filed. There are no outstanding comments from the SEC with respect to any Dish SEC Document. None of the Dish SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each filing that will be made by Dish or DI with the SEC after the date hereof and prior to the Closing, when filed with the SEC, will conform in all material respects to the requirements of the Exchange Act and the rules and regulations of the SEC thereunder, and will not, when filed with the SEC, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)     The audited consolidated financial statements and unaudited consolidated interim financial statements of Dish and DI (including, in each case, any related notes thereto, the “Dish Financial Statements”) included in the Dish SEC Documents have been prepared, in each case, in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and present fairly in all material respects the consolidated financial position of Dish and the Dish Subsidiaries (as applicable) at the respective dates thereof and the consolidated statements of operations, cash flows and stockholders’ equity for the periods indicated (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c)     Since January 1, 2009, Dish and the Dish Subsidiaries have maintained systems of internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.  Dish has designed and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Dish in Dish’s and DI’s periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Dish’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of Dish required under the Exchange Act with respect to such reports. Dish has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date of this Agreement, to Dish’s auditors and the audit committee of the Dish Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that are reasonably likely to adversely affect in any material respect Dish’s ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Dish’s internal controls over financial reporting, and has made available to Soap copies of any such material disclosure made by management since January 1, 2009.

Section 3.7     Absence of Certain Changes.  Since the Balance Sheet Date, and until the date of this Agreement, except as expressly permitted or required by this Agreement, (i) the business of Dish and the Dish Subsidiaries has been conducted in the ordinary course consistent with past practice and (ii) Dish has not taken, or agreed or committed to take, any action that, if taken during the period from the date of this Agreement through the Effective Time would constitute a material breach of Section 5.1 of this Agreement.  Since the Balance Sheet Date, there has not been any event, change, development, effect or occurrence that has had or would have, individually or in the aggregate, a Dish Material Adverse Effect.

Section 3.8     No Undisclosed Material Liabilities.  Neither Dish nor any Dish Subsidiary has any liabilities, commitments or obligations, asserted or unasserted, known or unknown, absolute or contingent, whether or not accrued, matured or unmatured or otherwise (“Liabilities”), that would be required to be reserved against or otherwise disclosed in a consolidated balance sheet of Dish and the Dish Subsidiaries prepared in accordance with GAAP in a manner consistent with the Dish SEC Documents, except for (a) Liabilities reflected on the consolidated balance sheet of Dish and the Dish Subsidiaries included in the Dish Financial Statements (or readily apparent from the notes thereto), (b) Liabilities incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date, (c) Liabilities that would not, individually or in the aggregate, have a Dish Material Adverse Effect, (d) Liabilities otherwise expressly disclosed in this Agreement, and (e) Liabilities incurred at the prior written request or with the prior written consent of Soap.

Section 3.9     Compliance with Applicable Laws; Licenses and Permits.

(a)     Dish and each of the Dish Subsidiaries are, and since January 1, 2009 have been, in compliance with all and have not violated any, applicable Laws, including, without limitation, Laws relating to product regulation or approval, except for any non-compliance or violations that would not, individually or in the aggregate, have a Dish Material Adverse Effect.

(b)     Dish and the Dish Subsidiaries have all licenses, franchises, permits, certificates, approvals or other similar authorizations issued by Governmental Authorities required for the operation of their respective businesses (the “Dish Permits”), as currently operated and as operated since the beginning of the most recent completed fiscal year, except for such Dish Permits the failure of which to hold would not, individually or in the aggregate, have a Dish Material Adverse Effect.  Except as would not, individually or in the aggregate, have a Dish Material Adverse Effect, (i) the Dish Permits are valid and in full force and effect, (ii) neither Dish nor any Dish Subsidiary is in, and no condition exists that with notice or lapse of time or both would constitute a violation of, the Dish Permits and (iii) none of the Dish Permits will be terminated or impaired or adversely modified or not renewed or become terminable, in whole or in part, for any reason, including as a result of the transactions contemplated by this Agreement.

(c)     Except as would not, individually or in the aggregate, have a Dish Material Adverse Effect, to the Knowledge of Dish, neither Dish nor any of the Dish Subsidiaries has a customer or supplier relationship with or is a party to any Contract with any person or entity that is (i) on the U.S. Department of Treasury Office of Foreign Assets Control (“OFAC”) list of specially designated nationals and blocked persons (“SDN List”); (ii) owned or controlled or acting on behalf of a Person on the SDN List; (iii) otherwise the target of economic sanctions administered by OFAC; or (iv) owned or controlled by, or acting on behalf of, a Person that is otherwise the target of economic sanctions administered by OFAC, in each case to the extent prohibited by Law.  To the Knowledge of Dish, Dish and the Dish Subsidiaries are in compliance with the Foreign Corrupt Practices Act of 1977, as amended, and any rules and regulations thereunder, except for any non-compliance that would not, individually or in the aggregate, have a Dish Material Adverse Effect.
Section 3.10     Litigation.

(a)     As of the date of this Agreement, there is no Litigation pending or, to the Knowledge of Dish, threatened against or affecting Dish or any Dish Subsidiary or any of their respective properties or assets that has had or would, individually or in the aggregate, have a Dish Material Adverse Effect.

(b)     As of the date of this Agreement, there are no settlement agreements or similar written agreements with any Governmental Authority and no outstanding Orders issued by any Governmental Authority against or affecting  Dish or any Dish Subsidiary or any of their respective properties or assets, except those that would not, individually or in the aggregate, have a Dish Material Adverse Effect.

Section 3.11     Taxes.

(a)     All material Tax Returns required to be filed by, on behalf of or with respect to Dish or any Dish Subsidiary have been duly and timely filed (taking into account any extension of time within which to file) and are complete and correct in all material respects. All material Taxes required to be paid with respect to, or that could give rise to a Lien on the assets of, Dish or any Dish Subsidiary (other than a Permitted Lien) have been duly and timely paid. All material Taxes required to be withheld by Dish or any Dish Subsidiary have been duly and timely withheld, and such withheld Taxes have been either duly and timely paid to the proper Governmental Authority or properly set aside in accounts for such purpose.

(b)     All U.S. federal income Tax Returns filed with respect to Tax years of Dish and the Dish Subsidiaries through the Tax year ended December 31, 2006 have been examined and closed by the IRS or are Tax Returns with respect to which the period for assessment under applicable law, after giving effect to extensions or waivers, has expired. No material Tax Returns with respect to Dish or any Dish Subsidiary are currently under audit, examination or investigation by any Governmental Authority or the subject of any judicial or administrative proceeding.  As of the date of this Agreement, no Governmental Authority has asserted or threatened to assert in writing or within the Knowledge of Dish or any Dish Subsidiary any deficiency, claim or issue with respect to any material Taxes or any material adjustment to Taxes against Dish or any Dish Subsidiary with respect to any taxable period for which the period of assessment or collection remains open.  As of the date of this Agreement, there are no pending requests for waivers of the time to assess any material Tax.  Neither Dish nor any of its Subsidiaries has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.  There are no material Liens for Taxes on any of the assets of Dish or any of its Subsidiaries other than Permitted Liens.  No material claim, other than claims that have been defeated or withdrawn, has ever been made in writing by a taxing authority of a jurisdiction where Dish or one of its Subsidiaries has not filed Tax Returns claiming that Dish or such Subsidiary is or may be subject to taxation by that jurisdiction.

(c)     Neither Dish nor any Dish Subsidiary (i) has received or applied for a Tax ruling or entered into a closing agreement pursuant to Section 7121 of the Code (or any predecessor provision or any similar provision of state, local, or foreign law), (ii) is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement or (iii) has any liability for the Taxes of any Person other than Dish or a Dish Subsidiary (whether under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign law, as a transferee or successor, pursuant to any Tax sharing or indemnity agreement or other contractual agreements, or otherwise).  Neither Dish nor any Dish Subsidiary is a party to a gain recognition agreement under Section 367 of the Code.

(d)     Neither Dish nor any Dish Subsidiary is required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date under or as a result of (i) Section 108(i), 453 or 481 of the Code (or any corresponding provision of state, local or foreign income Tax law), (ii) a prepaid amount received, or paid, prior to the Closing Date, other than in the ordinary course of business or (iii) deferred gains arising prior to the Closing Date, other than in the ordinary course of business.  Neither Dish nor any Dish Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(c). Neither

Dish nor any Dish Subsidiary has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code in the two years prior to the date of this Agreement.

(e)     There is no limitation on the utilization by Dish or any Dish Subsidiary of net operating losses, built-in losses, Tax credits, or similar items under Sections 382, 383 or 384 of the Code (other than any such limitation arising as a result of the consummation of the transactions contemplated by this Agreement).

Section 3.12     Pension and Benefit Plans; ERISA.

(a)     Section 3.12(a) of the Dish Disclosure Letter lists all material U.S. Dish Benefit Plans, and shall be updated within 20 Business Days of the date of this Agreement to include material Non U.S. Dish Benefit Plans that are not statutorily mandated to be maintained or contributed to by Dish or a Dish Subsidiary, as applicable. With respect to each Dish Benefit Plan (other than those that are statutorily mandated to be maintained or contributed to by Dish or a Dish Subsidiary, as applicable), Dish has made available to Soap, or in the case of material Non U.S. Dish Benefit Plans, will make available to Soap within 20 Business Days of the date of this Agreement, complete and correct copies of (i) all related plan documents, trust agreements, insurance contracts or other funding arrangements, (ii) all material amendments to any such Dish Benefit Plan or related document, (iii) the most recent IRS opinion or determination letter, if applicable, (iv) any summary plan description and other material written communications (or a description of any oral communications) by Dish or any Dish Subsidiary to any current or former officer, employee or director of Dish or any Dish Subsidiary (“Dish Employees”) concerning the extent of the benefits provided under any Dish Benefit Plan, and (v) the most recent audited financial statements and actuarial valuation reports, as applicable.

(b)     Each Dish Benefit Plan intended to be qualified under Section 401(a) of the Code and the trust (if any) forming a part thereof, has received a favorable determination letter from the IRS (if applicable) and, to the Knowledge of Dish, there are no existing circumstances or events that would reasonably be expected to adversely affect the qualified status of any such plan.

(c)     Except as would not, individually or in the aggregate, have a Dish Material Adverse Effect, each Dish Benefit Plan has been operated in all respects in accordance with the terms of such Dish Benefit Plan and applicable Law.  As of the date of this Agreement, there are no pending, or to the Knowledge of Dish, threatened actions, suits, disputes or claims by or on behalf of any Dish Benefit Plan, by any employee or beneficiary covered under any such Dish Benefit Plan, as applicable, or otherwise involving any such Dish Benefit Plan (other than routine claims for benefits), except as would not, individually or in the aggregate, have a Dish Material Adverse Effect.

(d)     Except as would not, individually or in the aggregate, have a Dish Material Adverse Effect, all contributions and premiums required to have been paid by Dish, any Dish Subsidiary or any of its ERISA Affiliates to any Dish Benefit Plan under the terms of any such plan or its related trust, insurance contract or other funding arrangement, or pursuant to any applicable Law (including ERISA and the Code) or collective bargaining agreement have been paid within the time prescribed by any such plan, agreement or applicable Law.

(e)     No liability under Title IV of ERISA has been incurred by Dish, any Dish Subsidiary or any ERISA Affiliate that has not been satisfied in full when due, and no condition exists that could reasonably be expected to result in a liability to Dish or any Dish Subsidiary under Title IV of ERISA, in either case, except as would not, individually or in the aggregate, have a Dish Material Adverse Effect.  No “reportable event” (as such term is defined in Section 4043 of ERISA) and no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has occurred, in either case except as would not, individually or in the aggregate, have a Dish Material Adverse Effect.

(f)     Neither Dish nor any of Dish’s ERISA Affiliates contributes to or is obligated to contribute to (or has within the last six years contributed to or been obligated to contribute to) a Multiemployer Plan or a “multiple employer plan” within the meaning of Sections 4063 or 4064 of ERISA.

(g)     All Dish Benefit Plans that are maintained primarily for employees outside of the U.S. (i) have been maintained in accordance with all applicable Laws, (ii) if intended to qualify for special tax treatment, meet all requirements for such treatment, and (iii) if intended to be funded and/or book-reserved, are so fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions, in each case, except as would not, individually or in the aggregate, have a Dish Material Adverse Effect.  The United Kingdom Pensions Regulator has not issued any financial support direction or contribution notice under sections 38 through 56 of the Pensions Act 2004 respectively against Dish or any Dish Subsidiary or its or their directors; and no Dish Employee came to his or her employment as a result of the legislation in any Member State of the European Union which implements or has the effect of implementing the provisions of the Acquired Rights Directive 2001/23/EC (as amended) or its predecessor, Council Directive 77/187/EEC.

(h)     Each Dish Option (i) was granted in compliance with all applicable Laws and all of the terms and conditions of the Dish Equity Plan pursuant to which it was issued, (ii) has an exercise price equal to or greater than the fair market value of a share of Dish Class B Stock at the close of business on the date of such grant, (iii) has a grant date identical to or following the date on which the Dish Board of Directors or compensation committee of the Dish Board of Directors actually awarded such Dish Option, and (iv) otherwise is exempt from or complies with Section 409A of the Code so that the recipient of such Dish Option is not subject to the additional taxes and interest pursuant to Section 409A of the Code.

(i)     Neither the execution nor delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (i) result in any payment or benefit becoming due or payable, or required to be provided, to any Dish Employee, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any Dish Employee, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, or (iv) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code.

(j)     The representations and warranties set forth in this Section 3.12 shall constitute the only representations and warranties with respect to the Dish Benefit Plans, ERISA or any other matter relating to employee benefits.

Section 3.13     Employees; Labor Matters.

(a)     (i)  Neither Dish nor any Dish Subsidiary is a party to, or bound by, any collective bargaining agreement, contract or other agreement with a labor union, labor organization or works council that is material to the business of Dish and the Dish Subsidiaries, taken as a whole, as currently conducted; (ii) since January 1, 2009, no labor union, labor organization, works council or group of employees of Dish or any Dish Subsidiary has made a demand for recognition or certification, and there are no representation or certification proceedings presently pending or threatened in writing to be filed with the National Labor Relations Board or any other labor relations tribunal or authority; (iii) since January 1, 2009, there has not been any unfair labor practice charge or complaint pending against Dish or any Dish Subsidiary;  (iv) since January 1, 2009, no action, complaint, charge, inquiry, proceeding or investigation by or on behalf of any employee, prospective employee, former employee, labor organization or other representative of employees of Dish or any Dish Subsidiary has been pending or, to the Knowledge of Dish, threatened; (v) since January 1, 2009, there has not occurred or, to the Knowledge of Dish, been threatened any strike, lockout, work stoppage or slowdown involving any employees of Dish or any Dish Subsidiary; and  (vi) Dish and the Dish Subsidiaries are in compliance with all applicable collective bargaining agreements, collective labor agreements, social plans, industry agreements, contracts or other agreements with a labor union, labor organization or works council and all applicable laws, agreements, contracts, policies, plans, and programs relating to employment, employment practices, compensation, benefits, hours, terms and conditions of employment, and the termination of employment, except in each case as would not, individually or in the aggregate, have a Dish Material Adverse Effect.

(b)     Since January 1, 2009, neither Dish nor any Dish Subsidiary has engaged in any act in violation of the Worker Adjustment and Retraining Notification Act or any similar state, local or foreign Law (the “WARN Act”), or in any act that requires notice or any other action on the part of Dish or any Dish Subsidiary under the WARN Act.

Section 3.14     Intellectual Property.  Section 3.14(a) of the Dish Disclosure Letter sets forth a true and complete list in all material respects of all Intellectual Property registrations and applications owned by Dish or any Dish Subsidiary that are material to the business of Dish and the Dish Subsidiaries, taken as a whole, as currently conducted, all of which are subsisting and to the Knowledge of Dish, valid.  Except as would not, individually or in the aggregate, have a Dish Material Adverse Effect, all material Intellectual Property owned (or purported to be owned) by Dish or any Dish Subsidiary (the “Dish Intellectual Property”) is owned free and clear of any Liens (other than Permitted Liens).  Section 3.14(b) of the Dish Disclosure Letter lists all Intellectual Property license agreements to which Dish or any Dish Subsidiary is a party, in each case to the extent the Intellectual Property rights subject to the agreement are material to the business of Dish and the Dish Subsidiaries, taken as a whole, as currently conducted (other than non-exclusive, off-the-shelf software licenses for aggregate fees of less than $1,000,000), which agreements are covered by the representation in Section 3.17. The conduct of the business of Dish and the Dish Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any Person in respect of any Intellectual Property, except as would not, individually or in the aggregate, have a Dish Material Adverse Effect. To the Knowledge of Dish, none of the Dish Intellectual Property is being infringed, misappropriated or otherwise violated, or otherwise used or being made available for use by any Person without a license or permission from Dish, except as would not, individually or in the aggregate, have a Dish Material Adverse Effect. Dish and each of the Dish Subsidiaries have taken commercially reasonable efforts to (a) ensure protection of the Dish Intellectual Property used in their respective businesses under any applicable Law (including making and maintaining in full force and effect filings, registrations and issuances), and (b) maintain the confidentiality of all confidential Intellectual Property used in their respective businesses, except where the failure to take such efforts would not, individually or in the aggregate, have a Dish Material Adverse Effect.

Section 3.15     Insurance.

(a)     Dish and the Dish Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as, in the reasonable judgment of Dish’s management, are consistent with industry practice for companies engaged in businesses similar to that of Dish and the Dish Subsidiaries.

Section 3.16     Environmental Matters.

(a)     Except as would not, individually or in the aggregate, have a Dish Material Adverse Effect, Dish and each Dish Subsidiary is and since January 1, 2009 have been in compliance with all and have not violated any, applicable Environmental Laws (which compliance includes, but is not limited to, the possession by Dish and each Dish Subsidiary of all permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof).

(b)     Except as would not, individually or in the aggregate, have a Dish Material Adverse Effect, (i) there are no present or, to the Knowledge of Dish and each Dish Subsidiary, past actions, activities, circumstances, conditions, events or incidents, including the Release, threatened Release or presence of any Hazardous Substance which would reasonably be expected to form the basis of any Environmental Claim against Dish or any Dish Subsidiary, or to the Knowledge of Dish and each Dish Subsidiary, against any Person whose liability for any Environmental Claim Dish or any Dish Subsidiary have or may have retained or assumed either contractually or by operation of law, and (ii) to the Knowledge of Dish and each Dish Subsidiary, Hazardous Substances are not present at or affecting any property currently owned, leased or otherwise used by Dish or any Dish Subsidiary under circumstances that could reasonably be expected to adversely affect the operation of any of them.

(c)     Except as would not, individually or in the aggregate, have a Dish Material Adverse Effect, there is no Environmental Claim pending against or, to the Knowledge of Dish and each Dish Subsidiary, threatened against or affecting, Dish or any Dish Subsidiary or, to the Knowledge of Dish and each Dish Subsidiary, against any Person whose liability for any Environmental Claim Dish or any Dish Subsidiary have or may have retained or assumed either contractually or by operation of law.

(d)     Neither the execution of this Agreement nor the consummation of any transactions contemplated by this Agreement will impair or otherwise alter the rights of Dish or any Dish Subsidiary to indemnification pursuant to the Purchase Agreement among Johnson Professional Holdings, Inc., S.C. Johnson Commercial Markets, Inc., and Conopco, Inc., dated as of November 20, 2001, as amended by the First Amendment thereto dated as of February 11, 2002, the Second Amendment thereto dated as of April 5, 2002, and the Third Amendment thereto dated as of May 3, 2002, with respect to any Liabilities concerning  Environmental Laws or Hazardous Substances.

(e)     The representations and warranties set forth in this Section 3.16 shall constitute the only representations and warranties with respect to Environmental Laws and other environmental matters.

Section 3.17     Material Contracts.

(a)     Section 3.17 of the Dish Disclosure Letter lists all Contracts (other than purchase orders or invoices) of the following types to which Dish or any Dish Subsidiary is a party or by which Dish or any Dish Subsidiary or any of their respective properties or assets is bound to perform in full or in part after the date hereof or otherwise containing continuing material obligations (including, without limitation, indemnity obligations) of Dish or any Dish Subsidiary (other than (i) the Contracts filed as exhibits or incorporated by reference in the Dish SEC Documents and (ii) employment-related or labor agreements, intellectual property licenses or Dish Leases, which are provided for in Section 3.12(a), Section 3.13(a), Section 3.14 and Section 3.18(c) of the Dish Disclosure Letter):

(i)     any agreement that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC);

(ii)     any agreement relating to Indebtedness in excess of $5,000,000, other than agreements between or among direct and indirect wholly-owned Subsidiaries of Dish;

(iii)     any material joint venture, partnership, limited liability company or other similar agreement or arrangement (including any agreement providing for joint research, development or marketing);

(iv)     any agreement or series of related agreements relating to the acquisition or disposition of any business of any other Person or any material real property (whether by merger, sale of stock, sale of assets or otherwise) under which Dish or any Dish Subsidiary has any material ongoing obligations or is subject to any material restrictions;

(v)     any agreement that contains (A) covenants restricting or limiting the ability of Dish or any Dish Subsidiary to compete in any line of business or with any Person or in any area or that would so limit the freedom of Dish, any Dish Subsidiary, Soap or any Soap Subsidiary after the Closing or (B) exclusivity obligations or restrictions binding on Dish, any Dish

Subsidiary, Soap or any Soap Subsidiary after the Closing, in either case, that are material to Dish and the Dish Subsidiaries, taken as a whole;

(vi)     any agreement or series of related agreements for the purchase of materials, supplies, goods, services, equipment or other assets that (A) contains a minimum purchase requirement over the remaining term of such agreement or related agreements of $5,000,000 or more, or (B) under which Dish and the Dish Subsidiaries made payments of $5,000,000 or more during the twelve-month period ending on the Balance Sheet Date, in the case of each of clause (A) and (B), other than agreements subject to termination without penalty on not more than 60 days’ notice;

(vii)     any sales, distribution, agency or other similar agreement, or series of related agreements for the sale by Dish or any Dish Subsidiary of materials, supplies, goods, services, equipment or other assets that (A) contains a minimum supply commitment of Dish or the Dish Subsidiaries over the remaining term of the agreement or series of related agreements of $5,000,000 or more, or (B) under which payments of $5,000,000 or more were made to Dish or the Dish Subsidiaries during the twelve-month period ending on the Balance Sheet Date; or

(viii)     any agreement relating to any derivatives or hedging transaction (including any interest rate or currency hedge).

(b)     Except as has not had and would not, individually or in the aggregate, have a Dish Material Adverse Effect, each agreement, commitment, arrangement or plan disclosed in the Dish Disclosure Letter or required to be disclosed therein pursuant to this Section 3.17 or Section 3.12(a), Section 3.13(a), Section 3.14 and Section 3.18(c) and each contract filed as an exhibit or incorporated by reference in the Dish SEC Documents (each, a “Dish Material Contract”) is a valid and binding agreement of Dish or a Dish Subsidiary, as the case may be, and is in full force and effect (except to the extent that the enforcement thereof may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or similar Laws relating to or affecting creditors’ rights generally and by general principles of equity (whether considered at law or in equity)). None of Dish, any Dish Subsidiary or, to the Knowledge of Dish, any other party thereto is in default or breach under (or is alleged to be in default or breach under) the terms of, or has provided or received any written notice of any intention to terminate, any such Dish Material Contract, except as would not, individually or in the aggregate, have a Dish Material Adverse Effect. To the Knowledge of Dish, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any such Dish Material Contract or result in a termination thereof or would cause or permit the acceleration of or other changes of or to any right or obligation or the loss of any benefit thereunder, except, in each case, as would not, individually or in the aggregate, have a Dish Material Adverse Effect. Except in the case of a Dish Material Contract (x) which restricts disclosure of its terms or (y) filed as an exhibit to or incorporated by reference in the Dish SEC Documents, complete copies of each such Dish Material Contract (including all modifications and amendments thereto and waivers thereunder) have been made available to Soap.

Section 3.18     Properties.

(a)     Title to Assets.  Except for personal property disposed of since the Balance Sheet Date in the ordinary course of business consistent with past practice, Dish and the Dish Subsidiaries have good and valid (and, in the case of Dish Owned Real Property, good, valid and marketable fee simple) title to, or, in the case of leased properties and assets, valid leasehold interests in, all of the properties and assets they purport to own or lease free and clear of all Liens other than Permitted Liens, except where the failure to have such good and valid title, or valid leasehold interest, would not, individually or in the aggregate, have a Dish Material Adverse Effect.

(b)     Owned Real Property.  Section 3.18(b) of the Dish Disclosure Letter lists all real property owned by Dish or any Dish Subsidiary which is (i) material to the operation of the business of Dish and the Dish Subsidiaries, taken as a whole, as currently conducted or (ii) required to be disclosed pursuant to Item 102 of Regulation S-K under the Securities Act (the “Dish Owned Real Property”).  Neither Dish nor any Dish Subsidiary is a lessor or grantor under any lease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of, nor is any Person other than Dish or any Dish Subsidiary in possession or occupancy of, any Dish Owned Real Property that is material to the business of Dish and the Dish Subsidiaries, taken as a whole, as currently conducted.

(c)     Leased Real Property.  Section 3.18(c) of the Dish Disclosure Letter lists all real property leased by Dish or any Dish Subsidiary which is (i) material to the operation of the business of Dish and the Dish Subsidiaries, taken as a whole, as currently conducted or (ii) required to be disclosed pursuant to Item 102 of Regulation S-K under the Securities Act (the “Dish Leased Real Property”, and the leases pursuant to which such real property is leased, together with any amendments, modifications, supplements, renewals and extensions of any thereof, the “Dish Leases”), which list sets forth each Dish Lease and the address, landlord and tenant for each Dish Lease.  Neither Dish nor any Dish Subsidiary is a sublessor or grantor under any sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any Dish Leased Real Property that is material to the business of Dish and the Dish Subsidiaries, taken as a whole, as currently conducted.

Section 3.19     Customers and Suppliers.

(a)     Section 3.19(a) of the Dish Disclosure Letter lists the names of the twenty largest customers as determined by annual revenue that ordered products or services from Dish or any of the Dish Subsidiaries for the fiscal year ended December 31, 2010 (the “Major Customers”).  Except as would not, individually or in the aggregate, have a Dish Material Adverse Effect, neither Dish nor any of the Dish Subsidiaries has received written notice that any Major Customer has terminated, or to the Knowledge of Dish, threatened to terminate any material agreement with Dish or any of the Dish Subsidiaries.

(b)     Section 3.19(b) of the Dish Disclosure Letter lists the names of the twenty largest suppliers (including any Affiliates of Dish) from which Dish or any of the Dish Subsidiaries ordered raw materials, supplies or other products or services for the fiscal year ended December 31, 2010.  Since the Balance Sheet Date, there has not been any change in the terms and conditions of sale of such raw materials, supplies or other products or services which would, individually or in the aggregate, have a Dish Material Adverse Effect.

Section 3.20     Related Party Transactions.  Section 3.20 of the Dish Disclosure Letter lists all Contracts, agreements, arrangements and other commitments or transactions (including any advisory, consulting or management agreements) to or by which Dish or any of the Dish Subsidiaries, on the one hand, and any of their respective Affiliates, including without limitation their respective directors and officers, on the other hand, are parties or otherwise bound or affected (each, an “Affiliate Agreement”), other than any Dish Benefit Plan or any agreements, arrangements and other commitments or transactions between Dish or any Dish Subsidiary, on the one hand, and Dish or a Dish Subsidiary, as applicable, on the other hand.

Section 3.21     Opinion of Financial Advisor.  The Dish Board of Directors has received the opinion of Goldman, Sachs & Co. to the effect that, as of the date of this Agreement, the Dish Per Share Merger Consideration to be received by the holders of Dish Common Stock pursuant to the Merger is fair, from a financial point of view, to such holders.

Section 3.22     Brokers.  Except for Goldman, Sachs & Co. and Lazard Frères & Co. LLC, there is no agent, broker, investment banker, financial adviser, finder, intermediary or other Person that is or will be entitled to any broker’s, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Dish or any of the Dish Subsidiaries.

Section 3.23     Takeover Statutes.  The Dish Board of Directors has taken such action such that no “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation enacted under state laws in the United States (including Section 203 of the DGCL) applicable to Dish is applicable to the Merger.  There are no “anti-takeover” provisions in the organizational documents of any of Dish or the Dish Subsidiaries.  Dish is not party to or subject to a rights agreement, a “poison pill” or similar agreement or plan.

Section 3.24     Information Supplied.  None of the information supplied or to be supplied by Dish for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Resale Registration Statement will, at the time the Resale Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (iii) any blue sky or other state filings made in connection with the Regulation D offering contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.  No representation or warranty is made by Dish with respect to statements made or incorporated by reference therein based on information supplied by Soap for inclusion or incorporation by reference in the Registration Statement or the Resale Registration Statement.

Section 3.25     No Other Representations.  Except for the representations and warranties contained in this Article III, neither Dish nor any Dish Subsidiary nor any other Person acting on behalf of Dish or any such Dish Subsidiary, makes any representation or warranty, express or implied.

Article IV

REPRESENTATIONS AND WARRANTIES OF SOAP
AND THE MERGER SUB

Except (a) as set forth in the corresponding section of the Soap Disclosure Letter (each section of which, to the extent specified therein, qualifies the correspondingly numbered representation and warranty of Soap and the Merger Sub herein and any other representation and warranty of Soap and the Merger Sub contained herein to which its application or relevance is reasonably apparent on its face to a reader of such disclosure) or (b) as disclosed in the Soap SEC Documents and only to the extent reasonably apparent on its face from the disclosure therein (excluding any disclosures set forth in any risk factor section or forward looking statements thereof), Soap and the Merger Sub, jointly and severally, hereby represent and warrant to Dish as follows:

Section 4.1     Organization and Good Standing.  Soap is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as currently conducted.  Soap is duly qualified to do business and is in good standing (where such concept is recognized) in each of the jurisdictions in which the nature of its business or the properties owned, leased or operated by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Soap Material Adverse Effect.  Soap has previously made available to Dish complete copies of Soap’s amended and restated certificate of incorporation (the “Soap Certificate of Incorporation”) and amended and restated bylaws (the “Soap Bylaws”), in each case as currently in effect, and Soap is not in violation of any provision of the Soap Certificate of Incorporation or the Soap Bylaws.

Section 4.2     Soap Subsidiaries.

(a)     Each Soap Subsidiary is duly organized or formed, validly existing and in good standing (where such concept is recognized) under the Laws of its jurisdiction of formation and has all requisite powers (corporate or otherwise) and authority to carry on its business as currently conducted.  Each Soap Subsidiary is duly qualified to do business as a foreign corporation and is in good standing (where such concept is recognized) in each of the jurisdictions in which the nature of its business or the properties owned, leased or operated by it makes such qualification or licensing necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Soap Material Adverse Effect.  Soap has made available to Dish complete copies of the Organizational Documents of each Significant Subsidiary of Soap as currently in effect.

(b)     All of the outstanding shares of capital stock of and other voting or equity interests in each Soap Subsidiary have been duly authorized and validly issued, are fully paid and nonassessable and are owned beneficially and of record by Soap or one of its wholly owned Subsidiaries as set forth in Section 4.2 of the Soap Disclosure Letter, free and clear of any Liens, other than Permitted Liens. There are no outstanding (i) shares of capital stock of or other voting or equity interests in any Soap Subsidiary (other than as described in the preceding sentence), (ii) securities of Soap or any Soap Subsidiary convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any Soap Subsidiary or (iii) options or other rights or agreements, commitments or understandings of any kind to acquire from Soap or any Soap Subsidiary, or other obligation of Soap or any Soap Subsidiary to issue, transfer or sell, any shares of capital stock of or other voting or equity interests in any Soap Subsidiary or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any Soap Subsidiary (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Soap Subsidiary Securities”). There are no outstanding obligations of Soap or any Soap Subsidiary to repurchase, redeem or otherwise acquire any Soap Subsidiary Securities.

(c)     Neither Soap nor any Soap Subsidiary owns any shares of capital stock of or other voting or equity interests in (including any securities exercisable or exchangeable for or convertible into shares of capital stock of or other voting or equity interests in) any other Person.

Section 4.3     Capitalization.

(a)     As of the date hereof, the authorized capital stock of Soap consist of (a) 400,000,000 shares of Soap Common Stock and (b) 50,000,000 shares of preferred stock, par value $0.10 per share of Soap (“Soap Preferred Stock”).  As of the date hereof: (a) 160,214,058 shares of Soap Common Stock are issued and outstanding, (b) no shares of Soap Preferred Stock are issued and outstanding and (c) 10,436,861 shares of Soap Common Stock are issued and held in the treasury of Soap.  As of the date hereof, (a) 3,831,070 shares of Soap Common Stock are reserved for issuance upon the vesting or settlement of outstanding Soap restricted stock awards, Soap RSUs or Soap PSUs and (b) 18,000,000 shares of Soap Common Stock are reserved for issuance pursuant to the Settlement Agreement.  All of the issued and outstanding shares of Soap Common Stock have been, and upon issuance all such shares of Soap Common Stock reserved for issuance will be, duly authorized, validly issued, fully paid, non-assessable, free of preemptive rights and restrictions on transfer and other Liens, other than such restrictions on transfer, and will be issued in accordance with applicable securities and other Laws.

(b)     Except as set forth in Section 4.3(a), there are no outstanding (i) shares of capital stock of or other voting or equity interests in Soap, (ii) securities of Soap convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in Soap, (iii) options or other rights or agreements, commitments or understandings of any kind to acquire from Soap, or other obligation of Soap or any of the Soap Subsidiaries to issue, transfer or sell, any shares of capital stock of or other voting or equity interests in Soap or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in Soap, (iv) voting trusts, proxies or other similar agreements or understandings to which Soap or any Soap Subsidiary is a party or by which Soap or any Soap Subsidiary is bound with respect to the voting of any shares of capital stock of or other voting or equity interests in Soap or any Soap Subsidiary or (v) contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of or other voting or equity interests in Soap or any Soap Subsidiary (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Soap Securities”).

(c)     Section 4.3(c) of the Soap Disclosure Letter sets forth a true and complete list of the Indebtedness of Soap and the Soap Subsidiaries that is outstanding other than intercompany Indebtedness, and the amount thereof as of December 31, 2010.  Neither Soap nor any Soap Subsidiary has outstanding bonds, debentures, notes or, other than as referred to in this Section 4.3 and in Section 4.2, other securities, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Soap on any matter.

Section 4.4     Corporate and Governmental Authorization.

(a)     Each of Soap and the Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger.  The execution and delivery of this Agreement, the performance of their respective obligations hereunder and the consummation of the Merger have been duly and validly approved by the Boards of Directors of each of Soap and the Merger Sub.  The Soap Board of Directors has (i) determined that the Merger and the other transactions contemplated hereby are advisable and in the best interests of Soap and its stockholders, (ii) approved and adopted this Agreement and approved the transactions contemplated hereby and (iii) approved the issuance of Soap Common Stock in the Merger.  No other corporate proceedings on the part of any of Soap or Merger Sub are necessary to approve this Agreement or to consummate the Merger or the other transactions contemplated hereby.  Each of Soap and Merger Sub has duly executed and delivered this Agreement.  This Agreement constitutes, assuming the due authorization and valid execution and delivery of this Agreement by the other parties hereto, the legal, valid and binding obligation of each of Soap and Merger Sub, enforceable against each of them in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or similar Laws relating to or affecting creditors’ rights generally and by general principles of equity (whether considered at Law or in equity).

(b)     Assuming (x) the accuracy of the representations and warranties of Dish in Article III, (y) the execution and delivery of this Agreement by Dish and (z) the accuracy of the information provided by Dish to Soap specifically for the purpose of determining applicable filing and similar requirements under Competition Laws in connection with the Merger, the performance of each of Soap’s and the Merger Sub’s obligations hereunder and the consummation by Soap, and the Merger Sub of the Merger require no action or approval by, or filing with, any Governmental Authority other than (i) compliance with any applicable requirements of the HSR Act and the other Competition Laws and other merger control Laws of the jurisdictions set forth in Section 4.4(b) of the Soap Disclosure Letter, (ii) the filing of (A) the Registration Statement (in the event of a Registration Statement Decision) and the Resale Registration Statement and (B) other documents required to be filed under, and such other compliance with, applicable federal, state and foreign securities Laws, (iii) the filing of the certificate of merger in connection with the Merger with the Delaware Secretary of State, (iv) any filings or notices required under the rules and regulations of the NYSE and (v) any other actions, approvals or filings under Laws, the absence of which would not, individually or in the aggregate, have a Soap Material Adverse Effect.

Section 4.5     Non-Contravention.  The execution and delivery of this Agreement by each of Soap and the Merger Sub and the performance of their respective obligations hereunder do not and will not (a) conflict with or breach any provision of the Organizational Documents of Soap or the Merger Sub, or any of Soap’s Significant Subsidiaries, (b) assuming compliance with the matters referred to in Section 4.4(b), conflict with or breach any provision of any applicable Law, (c) require any consent of any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any agreement or other instrument to which Soap or any Soap Subsidiary is a party or (d) result in the creation or imposition of any Lien on any assets of Soap or any Soap Subsidiary, except, in the case of clauses (b), (c) and (d), as would not, individually or in the aggregate, have a Soap Material Adverse Effect.

Section 4.6     Soap SEC Documents; Financial Statements.

(a)     Soap has timely filed or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto, the “Soap Financial Statements”) required to be filed by it with the SEC (whether pursuant to Law or contract) since January 1, 2009 (all such forms, reports, statements, certificates and other documents filed since January 1, 2009 by Soap and publicly available prior to the date of this Agreement, the “Soap SEC Documents”).  No Soap Subsidiary is required to file, or files, any form, report or other document with the SEC.  Each of the Soap SEC Documents complied in all material respects with the applicable requirements of the Exchange Act as in effect on the date so filed. There are no outstanding comments from the SEC with respect to any Soap SEC Document. None of the Soap SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each filing that will be made by Soap with the SEC after the date hereof and prior to the Closing, when filed with the SEC, will conform in all material respects to the requirements of the Exchange Act and the rules and regulations of the SEC thereunder, and will not, when filed with the SEC, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)     The audited consolidated financial statements and unaudited consolidated interim financial statements of Soap (including, in each case, any related notes thereto) included in the Soap SEC Documents have been prepared, in each case, in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and present fairly in all material respects the consolidated financial position of Soap and the Soap Subsidiaries (as applicable) at the respective dates thereof and the consolidated statements of operations, cash flows and stockholders’ equity for the periods indicated (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c)     Since January 1, 2009, Soap and the Soap Subsidiaries have maintained systems of internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.  Soap has designed and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Soap in its periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Soap’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of Soap required under the Exchange Act with respect to such reports. Soap has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date of this Agreement, to Soap’s auditors and the audit committee of the Board of Directors of Soap (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that are reasonably likely to adversely affect in any material respect Soap’s ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Soap’s internal controls over financial reporting, and has made available to Dish copies of any such material disclosure made by management since January 1, 2009.

Section 4.7     Absence of Certain Changes.  Since the Balance Sheet Date and until the date of this Agreement, except as expressly permitted or required by this Agreement, (i) the business of Soap and the Soap Subsidiaries has been conducted in the ordinary course consistent with past practice and (ii) Soap has not taken, or agreed or committed to take, any action that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a material breach of Section 5.2 of this Agreement.  Since the Balance Sheet Date, there has not been any event, change, development, effect or occurrence that has had or would have, individually or in the aggregate, a Soap Material Adverse Effect.

Section 4.8     No Undisclosed Material Liabilities.  Neither Soap nor any Soap Subsidiary has any Liabilities that would be required to be reserved against or otherwise disclosed in a consolidated balance sheet of Soap and the Soap Subsidiaries prepared in accordance with GAAP in a manner consistent with the Soap SEC Documents, except for (a) Liabilities reflected on the consolidated balance sheet of Soap and the Soap Subsidiaries included in the Soap Financial Statements (or readily apparent from the notes thereto), (b) Liabilities incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date, (c) Liabilities that would not, individually or in the aggregate, have a Soap Material Adverse Effect, (d) Liabilities otherwise expressly disclosed in this Agreement, and (e) Liabilities incurred at the prior written request or with the prior written consent of Dish.

Section 4.9     Compliance with Laws.  Soap and each of the Soap Subsidiaries are, and since January 1, 2009 have been, in compliance in with all, and have not violated any, applicable Laws, including, without limitation, Laws relating to product regulation or approval, except for any non-compliance or violations that would not, individually or in the aggregate, have a Soap Material Adverse Effect.

Section 4.10     Litigation.

(a)     As of the date of this Agreement, there is no Litigation pending or, to the Knowledge of Soap, threatened against or affecting Soap or any Soap Subsidiary or any of their respective properties or assets that has had or would, individually or in the aggregate, have a Soap Material Adverse Effect.

(b)     As of the date of this Agreement, there are no settlement agreements or similar written agreements with any Governmental Authority and no outstanding Orders issued by any Governmental Authority against or affecting Soap or any Soap Subsidiary or any of their respective properties or assets, except those that would not, individually or in the aggregate, have a Soap Material Adverse Effect.

Section 4.11     Taxes.

(a)     All material Tax Returns required to be filed by, on behalf of or with respect to Soap or any Soap Subsidiary have been duly and timely filed (taking into account any extension of time within which to file) and are complete and correct in all material respects. All material Taxes required to be paid with respect to, or that could give rise to a Lien on the assets of, Soap or any Soap Subsidiary (other than a Permitted Lien) have been duly and timely paid. All material Taxes required to be withheld by Soap or any Soap Subsidiary have been duly and timely withheld, and such withheld Taxes have been either duly and timely paid to the proper Governmental Authority or properly set aside in accounts for such purpose.

(b)     All U.S. federal income Tax Returns filed with respect to Tax years of Soap and the Soap Subsidiaries through the Tax year ended December 31, 2006 have been examined and closed by the IRS or are Tax Returns with respect to which the period for assessment under applicable Law, after giving effect to extensions or waivers, has expired. No material Tax Returns with respect to Soap or any Soap Subsidiary are currently under audit, examination or investigation by any Governmental Authority or the subject of any judicial or administrative proceeding.  As of the date of this Agreement, no Governmental Authority has asserted or threatened to assert in writing or within the Knowledge of Soap or any Soap Subsidiary any deficiency, claim or issue with respect to any material Taxes or any material adjustment to Taxes against Soap or any Soap Subsidiary with respect to any taxable period for which the period of assessment or collection remains open.  There are no material Liens for Taxes on any of the assets of Soap or any of its Subsidiaries other than Permitted Liens.  No material claim, other than claims that have been defeated or withdrawn, has ever been made in writing by a taxing authority of a jurisdiction where Soap or one of its Subsidiaries has not filed Tax Returns claiming that Soap or such Subsidiary is or may be subject to taxation by that jurisdiction.

(c)     Neither Soap nor any Soap Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(c).  Neither Soap nor any Soap Subsidiary has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code in the two years prior to the date of this Agreement.

Section 4.12     Pension and Benefit Plans; ERISA.

(a)     Soap has made available to Dish complete and correct copies of two principal U.S. retirement plans, including all material amendments thereto.

(b)     Each Soap Benefit Plan intended to be qualified under Section 401(a) of the Code and the trust (if any) forming a part thereof, has received a favorable determination letter from the IRS (if applicable) and, to the Knowledge of Soap, there are no existing circumstances or events that would reasonably be expected to adversely affect the qualified status of any such plan.

(c)     Except as would not, individually or in the aggregate, have a Soap Material Adverse Effect, each Soap Benefit Plan has been operated in all respects in accordance with the terms of such Soap Benefit Plan and applicable Law.  As of the date of this Agreement, there are no pending, or to the Knowledge of Soap, threatened actions, suits, disputes or claims by or on behalf of any Soap Benefit Plan, by any employee or beneficiary covered under any such Soap Benefit Plan, as applicable, or otherwise involving any such Soap Benefit Plan (other than routine claims for benefits), except as would not, individually or in the aggregate, have a Soap Material Adverse Effect.

(d)     Except as would not, individually or in the aggregate, have a Soap Material Adverse Effect, all contributions and premiums required to have been paid by Soap, any Soap Subsidiary or any of its ERISA Affiliates to any Soap Benefit Plan under the terms of any such plan or its related trust, insurance contract or other funding arrangement, or pursuant to any applicable Law (including ERISA and the Code) or collective bargaining agreement have been paid within the time prescribed by any such plan, agreement or applicable Law.

(e)     No liability under Title IV of ERISA has been incurred by Soap, any Soap Subsidiary or any ERISA Affiliate that has not been satisfied in full when due, and no condition exists that could reasonably be expected to result in a liability to Soap or any Soap Subsidiary under Title IV of ERISA, in either case, except as would not, individually or in the aggregate, have a Soap Material Adverse Effect.  No “reportable event” (as such term is defined in Section 4043 of ERISA) and no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has occurred, in either case except as would not, individually or in the aggregate, have a Soap Material Adverse Effect.

(f)     Neither Soap nor any of Soap’s ERISA Affiliates contributes to or is obligated to contribute to (or has within the last six years contributed to or been obligated to contribute to) a Multiemployer Plan or a “multiple employer plan” within the meaning of Sections 4063 or 4064 of ERISA.

(g)     All Soap Benefit Plans that are maintained primarily for employees outside of the U.S. (i) have been maintained in accordance with all applicable Laws, (ii) if intended to qualify for special tax treatment, meet all requirements for such treatment and (iii) if intended to be funded and/or book-reserved, are so fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions, in each case, except as would not, individually or in the aggregate, have a Soap Material Adverse Effect.

(h)     The representations and warranties set forth in this Section 4.12 shall constitute the only representations and warranties with respect to the Soap Benefit Plans, ERISA or any other matter relating to employee benefits.

Section 4.13     Employees; Labor Matters.

(a)     Neither Soap nor any Soap Subsidiary has engaged in any act in violation of the WARN Act, or in any act that requires notice or any other action on the part of Soap or any Soap Subsidiary under the WARN Act, except for any violations that would not, individually or in the aggregate, have a Soap Material Adverse Effect.

Section 4.14     Merger Sub.

(a)     Since the date of its incorporation, Merger Sub has not carried on any business or conducted any operations, and Merger Sub will not do so, other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.  Merger Sub was incorporated solely for the purpose of consummating the Merger and the other transactions contemplated by this Agreement.

(b)     The authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock, of which 100 shares are issued and outstanding.  All of the issued and outstanding shares of Merger Sub Common Stock have been validly issued, are fully paid and nonassessable and are owned by Soap, free and clear of all liens.

Section 4.15     Brokers.  Except for Citigroup Global Markets Inc. and The Blackstone Group, whose fees will be paid by Soap, there is no broker, investment banker, finder, intermediary or other Person that is entitled to any broker’s, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Soap.

Section 4.16     Financing: Solvency.

(a)     Section 4.16 of the Soap Disclosure Letter sets forth complete and accurate copies of the executed commitment letter, with term sheets and annexes and the related fee letters with respect thereto (provided that the amount of fees and certain other economic terms may be redacted from the fee letters) (collectively, the “Debt Commitment Letters”) from Citigroup Global Markets Inc. (collectively, the “Lenders”), pursuant to which the Lenders have committed to lend the amounts set forth therein to Soap (or directly to Dish or one of Dish’s Subsidiaries) for the purpose of funding the Merger and the other transactions contemplated hereby (the “Financing”).  Except as set forth in the Debt Commitment Letters, there are no conditions precedent to the respective obligations of the Lenders to fund the Financing.  The fee letters do not contain any conditions precedent to the respective obligations of the Lenders to fund the Financing.  There are no other agreements, side letters or arrangements that would permit the Lenders to reduce the amount of the Financing or that would otherwise affect the availability of the Financing.  Each of the Debt Commitment Letters has been duly executed and delivered by, and is a legal, valid and binding obligation of Soap, and to the Knowledge of Soap, all other parties thereto.  Each of the Debt Commitment Letters is in full force and effect and has not been withdrawn or terminated or otherwise amended or modified in any respect, except as permitted by this Section 4.16 or Section 5.17.  All commitment and other fees required to be paid under the Debt Commitment Letters on or prior to the date hereof have been paid and, as of the date hereof, to the Knowledge of Soap, there is no fact or occurrence existing that would make any of the statements (including assumptions) set forth in any of the Debt Commitment Letters inaccurate.  Assuming the satisfaction of the conditions in Section 6.1 and Section 6.2 and no breach or default by Dish hereunder, to the Knowledge of Soap, there is no fact or occurrence as of the date hereof that would cause the conditions to funding of the Financing not to be satisfied at or before the Closing, and Soap has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Debt Commitment Letters.

(b)     Assuming the satisfaction of the conditions in Section 6.1 and Section 6.2, on or before the Business Day next succeeding the last day of the Marketing Period, Soap will have, (i) sufficient cash, available lines of credit or other sources of immediately available funds to consummate all of the transactions contemplated by this Agreement, including, without limitation, the payment of the Dish Per Share Merger Consideration and the Dish Per DSU Cash Merger Consideration in connection with the Merger, the repayment or refinancing of the Indebtedness set forth in Section 3.17(a)(ii) of the Dish Disclosure Letter, and the payment of any fees or expenses associated with any of the foregoing, and (ii) the resources and capabilities (financial and otherwise) to perform its obligations under this Agreement.

(c)     Soap is not entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Soap or any of its Subsidiaries, or Dish or any Dish Subsidiary.  Immediately after giving effect to all of the transactions contemplated by this Agreement, including the Financing, any alternative financing and the payment of the aggregate Dish Per Share Merger Consideration and the Dish Per DSU Cash Merger Consideration in connection with the Merger, the repayment or refinancing of the Indebtedness set forth in Section 3.17(a)(ii) of the Dish Disclosure Letter, and the payment of any fees or expenses associated with any of the foregoing, assuming (i) the satisfaction or waiver of the conditions to Soap’s obligation to consummate the Merger as set forth herein and (ii) the accuracy of the representations and warranties of Dish set forth in Article III hereof as of the Closing Date, Soap and its Subsidiaries will be Solvent.  For purposes of this Section 4.16, the term “Solvent” with respect to Soap and its Subsidiaries means that, as of any date of determination, (A) the amount of the fair saleable value of the assets of Soap and its Subsidiaries, taken as a whole, exceeds, as of such date, the sum of (1) the value of all Liabilities of Soap and its Subsidiaries, taken as a whole, including contingent and other Liabilities, as of such date, as such quoted terms are generally determined in accordance with the applicable federal Laws governing determinations of the solvency of debtors, and (2) the amount that will be required to pay the probable Liabilities of Soap and its Subsidiaries, taken as a whole, on their existing debts (including contingent Liabilities) as such debts become absolute and matured; (B) Soap and its Subsidiaries will not have, as of such date, an unreasonably small amount of capital for the operation of the business in which they are engaged or proposed to be engaged by

Soap following such date; and (C) Soap and its Subsidiaries will be able to pay their Liabilities, including contingent and other Liabilities, as they mature.

Section 4.17     Information Supplied.  None of the information supplied or to be supplied by Soap for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Resale Registration Statement will, at the time the Resale Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.  The Registration Statement and the Resale Registration Statement will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations of the SEC thereunder.  No representation or warranty is made by Soap with respect to statements made or incorporated by reference therein based on information supplied by Dish for inclusion or incorporation by reference in the Registration Statement or the Resale Registration Statement.

Section 4.18     No Other Representations.  Except for the representations and warranties contained in this Article IV, none of Soap and the Merger Sub, nor any Soap Subsidiary nor any other Person acting on behalf of Soap, the Merger Sub or any such Soap Subsidiary, makes any representation or warranty, express or implied.

Article V

COVENANTS

Section 5.1     Conduct of Business of Dish.  During the period from the date of this Agreement to the earlier of the termination of this Agreement or the Effective Time, except (i) as otherwise expressly permitted or required by this Agreement or as set forth in Section 5.1 of the Dish Disclosure Letter or (ii) with the prior written consent of Soap (which consent shall not be unreasonably withheld or delayed), Dish shall, and shall cause each of the Dish Subsidiaries to, conduct their respective businesses in the ordinary course consistent with past practice and use its commercially reasonable efforts to preserve intact their respective businesses, assets and relationships with customers, suppliers and others having business dealings with them.  Notwithstanding anything to the contrary in Section 5.1 or otherwise in the Agreement, (i) Dish shall be permitted to undertake any Section 5.7(c) Action to which Dish and Soap have mutually agreed pursuant to Section 5.7(c)(iii) without the prior written consent of Soap and (ii) Dish shall be permitted to take any and all actions it deems necessary or appropriate to reduce the number of shares of Class B Stock that would otherwise be issued pursuant to the Dish Share Units granted on January 11, 2010 and Dish Options, in each case pursuant to the offering of shares of Class B Stock that closed on February 23, 2010 (together, the “Dish Offering”), to the extent the number of shares issued or issuable pursuant to the Dish Offering exceeds the maximum share number available for issuance under the Dish Offering, as set forth in the offering memorandum, dated January 21, 2010, governing the terms of such Dish Offering; provided, that in no circumstances shall any change result in an increase in the number of Dish Shares Outstanding, Dish Share Equivalents, Dish Options or Dish SARs.  Without limiting the generality of the foregoing, during the period from the date of this Agreement to the earlier of the termination of this Agreement or the Effective Time, except as otherwise expressly permitted or required by this Agreement or set forth in Section 5.1 of the Dish Disclosure Letter, Dish shall not, nor shall it permit any of the Dish Subsidiaries to, without the prior written consent of Soap, which consent shall not be unreasonably withheld or delayed:

(a)     (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any Dish Securities or Dish Subsidiary Securities, except for dividends by a wholly owned Subsidiary of Dish to its parent, (ii) redeem or otherwise acquire any Dish Securities or Dish Subsidiary Securities or (iii) issue, sell or grant options, warrants or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of, any Dish Securities or any Dish Subsidiary Securities (including any Dish Options, Dish SARs, Dish Share Units or any other equity-based incentive compensation awards, whether payable in shares of Dish Common Stock or in cash or the value thereof) or make any changes (by combination, reorganization or otherwise) in the capital structure of Dish or any Dish Subsidiary, except for the issuance, redemptions, purchases, withholdings or other acquisitions of Dish Common Stock in connection with the exercise of Dish Options outstanding as of the date of this Agreement or the Unilever Warrant;

(b)     amend its certificate of incorporation or bylaws or take or authorize any action to wind up its affairs or dissolve;

(c)     (i) sell, lease, license, subject to a Lien, other than a Permitted Lien, or otherwise dispose of any material assets or rights of Dish or any Dish Subsidiaries (including capital stock or other equity interests of any Dish Subsidiary), except for sales, leases, or licenses of rights, inventory, equipment and other assets in the ordinary course of business, or (ii) abandon or fail to maintain any of Dish’s or any Dish Subsidiary’s Dish Intellectual Property;

(d)     merge or consolidate with, or acquire the capital stock or any material assets of, any other Person, or make a loan, advance or capital contribution to or investment in any other Person, except for (i) loans, advances, capital contributions or investments to or in Dish’s wholly owned Subsidiaries in the ordinary course of business consistent with past practice and (ii) acquisitions of inventory, equipment, machines and software in the ordinary course of business;

(e)     make any material change to its accounting policies or practices, except as required by GAAP or applicable Law;

(f)     (i) terminate any Dish Benefit Plan or amend any Dish Benefit Plan in a manner as to increase the cost to Dish of that Dish Benefit Plan, or adopt any new employee benefit plan, incentive plan, severance agreement, bonus plan, compensation, special remuneration, retirement, health, life, disability, stock option or other plan, program, agreement or arrangement that would be a Dish Benefit Plan if it had been in existence on the date of this Agreement; (ii) enter into any new, or amend any existing, employment, severance, change in control, tax gross-up, deferred compensation or other similar agreement or arrangement with any executive officer other than in the ordinary course of business; (iii) establish, pay, agree to grant or increase any bonus, stay bonus, retention bonus or any similar benefit under any plan, agreement, award or arrangement with any executive officer or director other than in the ordinary course of business; (iv) terminate the employment other than for “cause” any Dish Employee who has entered into a Level I or Level II employment agreement, or hire any Dish Employee on the terms set forth in the Level I or Level II forms of employment agreements; or (v) terminate or hire any other Dish Employee other than in the ordinary course of business consistent with past practice;

(g)     settle or compromise any material Litigation;

(h)     enter into, assume, amend in any material respect, allow to lapse, or terminate any Dish Material Contract or any agreement that would have been a Dish Material Contract had it been entered into at or prior to the date hereof, or waive any material rights thereunder;

(i)     enter into, assume, amend or terminate any Affiliate Agreement or any agreement that would have been an Affiliate Agreement had it been entered into at or prior to the date hereof, other than any such amendments that would not result in an aggregate cost to Dish and the Dish Subsidiaries of greater than $100,000;

(j)     acquire any material real property or any direct or indirect interest in any material real property;

(k)     incur any Indebtedness, other than (i) trade payables and working capital financing, in each case incurred in the ordinary course of business consistent with past practice and (ii) Indebtedness solely between Dish and its wholly owned Subsidiaries or between such wholly owned Subsidiaries;

(l)     make or change any material Tax election, change any annual Tax accounting period, adopt or change any material method of Tax accounting, amend any material Tax Returns or file any claims for material Tax refunds, enter into any material closing agreement, propose any material Tax adjustments or assessments, settle any Tax claims, audits or assessments in excess of $2,000,000 (or its equivalent) in the aggregate, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability or settle or amend any rights to indemnification relating to Taxes;

(m)     make any capital expenditures or commitments for capital expenditures in an amount in excess of $10,000,000 in the aggregate, except as set forth in Dish’s current capital expenditures budget as set forth on Section 5.1 of the Dish Disclosure Letter;

(n)     waive or permit the waiver of any material right under or fail to enforce any material provision of, any confidentiality, “standstill” or similar agreement to which Dish or any Dish Subsidiary is a party;

(o)     (i) terminate, allow to lapse, or fail to timely apply for the renewal of, any Dish Permit, or (ii) terminate or allow to lapse any pending application for any Dish Permit, in either case, that would be material to Dish and the Dish Subsidiaries, taken as a whole; or

(p)     agree or commit to do any of the foregoing.

Section 5.2     Conduct of Business of Soap.  During the period from the date of this Agreement to the earlier of the termination of this Agreement or the Effective Time, except (i) as otherwise expressly permitted or required by this Agreement or as set forth in Section 5.2 of the Soap Disclosure Letter or (ii) with the prior written consent of Dish (which consent shall not be unreasonably withheld or delayed), Soap shall, and shall cause each of the Soap Subsidiaries to, conduct their respective businesses in the ordinary course consistent with past practice and use its commercially reasonable efforts to preserve intact their respective businesses, assets and relationships with customers, suppliers and others having business dealings with them.  Without limiting the generality of the foregoing, during the period from the date of this Agreement to the earlier of the termination of this Agreement or the Effective Time, except as otherwise expressly permitted or required by this Agreement or set forth in Section 5.2 of the Soap Disclosure Letter, Soap shall not, nor shall it permit any of the Soap Subsidiaries to, without the prior written consent of Dish, which consent shall not be unreasonably withheld or delayed:

(a)     (i)  declare, set aside or pay any dividends on, or make any other distributions in respect of, any Soap Securities or Soap Subsidiary Securities, except for dividends  or other distributions by a wholly owned Subsidiary of Soap to its parent and except for regular quarterly dividends or distributions in an amount not to exceed $0.13 per share, or as permissible pursuant to Section 5.2(d), (ii) redeem or otherwise acquire any Soap Securities or Soap Subsidiary Securities, or (iii) issue, sell or grant options, warrants or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of, any Soap Securities or any Soap Subsidiary Securities or make any changes (by combination, reorganization or otherwise) in the capital structure of Soap or any Soap Subsidiary, in any such case except for (A) the issuance, redemptions, purchases, withholdings or other acquisitions of Soap Common Stock in connection with the vesting, exercise or settlement of Soap stock options, Soap restricted stock awards, Soap RSUs or Soap PSUs outstanding as of the date of this Agreement or awarded after the date of this Agreement in accordance with the terms of this Agreement in the ordinary course of business and (B) the grant of Soap stock options, Soap restricted stock awards, Soap RSUs or Soap PSUs to employees of Soap or any of the Soap Subsidiaries in the ordinary course of business;

(b)     amend its certificate of incorporation or bylaws or take any action to wind up its affairs or dissolve;

(c)     (1) sell, lease, license, subject to a Lien, other than a Permitted Lien, or otherwise dispose of any material assets or right of Soap or any Soap Subsidiary (including capital stock or other equity interests of any Soap Subsidiary), except for (i) sales, leases, or licenses of rights, inventory, equipment and other assets in the ordinary course of business, (ii) sales of accounts receivable and related assets pursuant to Soap’s existing securitization programs, (iii) sales, leases, licenses or disposals of assets between Soap and its Subsidiaries or between such Subsidiaries and (iv) any Lien pursuant to any escrow arrangement contemplated by the Debt Commitment Letters or (2) abandon or fail to maintain any material Intellectual Property owned (or purported to be owned) by Soap or any Soap Subsidiary;

(d)     merge or consolidate with, or acquire the capital stock or any material assets of, any other Person, or make a loan, advance or capital contribution to or investment in any other Person, except for (i) loans, advances, capital contributions or investments to or in Soap’s wholly owned Subsidiaries in the ordinary course of business consistent with past practice, (ii) acquisitions of inventory, equipment, machines and software in the ordinary course of business, (iii) mergers, consolidations or stock or asset acquisitions between Soap and its Subsidiaries or between such Subsidiaries, (iv) acquisitions of capital stock or assets of Persons that do not exceed $50 million in the aggregate between the date hereof and the Closing Date and (v) loans, advances or capital contributions to or investments in other Persons that do not exceed $50 million in the aggregate between the date hereof and the Closing Date;

(e)     make any material change to its accounting policies or practices, except as required by GAAP or applicable Law;

(f)     settle or compromise any material Litigation, other than as required or permitted pursuant to the terms of the Settlement Agreement;

(g)     incur any Indebtedness, other than (i) trade payables and working capital financing, in each case incurred in the ordinary course of business consistent with past practice, (ii) Indebtedness solely between Soap and its majority owned Subsidiaries or between such majority owned Subsidiaries, (iii) Indebtedness incurred to effect the repayment or refinancing of any Indebtedness disclosed in Section 4.3(c) of the Soap Disclosure Letter so long as the aggregate principal amount of such Indebtedness of Soap shall not exceed the principal amount of Indebtedness disclosed in Section 4.3(c) of the Soap Disclosure Letter, (iv) Indebtedness incurred in connection with the Merger, and (v) any additional Indebtedness permitted to be incurred by the terms of existing Indebtedness disclosed in Section 4.3(c) of the Soap Disclosure Letter; or

(h)     agree or commit to do any of the foregoing.

Section 5.3     Regulation D; Registration Statement.

(a)     Soap shall use its reasonable best efforts to cause the issuance of the shares of Soap Common Stock to Dish Stockholders pursuant to the Merger to be effected in compliance with Regulation D promulgated under the Securities Act (or another applicable exemption from registration thereunder) and in accordance with all applicable blue sky or similar state securities laws and Dish shall cooperate with Soap in such issuance.

(b)     If at any time either Soap or Dish determines in good faith that it is not possible to cause the issuance of the shares of Soap Common Stock to the Dish Stockholders pursuant to the Merger to be effected in compliance with Regulation D promulgated under the Securities Act (or another applicable exemption from registration thereunder)  (the “Registration

Statement Decision”), it shall notify the other party in writing and Soap shall instead prepare and file with the SEC a registration statement on Form S-4 with respect to the issuance of Soap Common Stock in the Merger (such Form S-4, and any amendments or supplements thereto, the “Registration Statement”).  Dish shall cooperate with Soap in its preparation of appropriate offering materials or preparation of the Registration Statement, as the case may be; without limiting the generality of the foregoing, Dish will furnish to Soap the information relating to Dish as is required by the Securities Act or the Exchange Act to be set forth in the Registration Statement, other offering materials or other state blue sky filings.  Soap shall provide Dish with a reasonable opportunity to review and comment on the other offering materials or on the Registration Statement, as applicable, prior to their dissemination or filing with the SEC and Soap shall include such reasonable comments thereon as are proposed by Dish or its counsel.

(c)     In the event of a Registration Statement Decision, Soap shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC under the Securities Act as promptly as practicable after the date such determination is made, and Soap shall use its reasonable best efforts to keep the Registration Statement effective until such date as is necessary to consummate the Merger and the transactions contemplated by this Agreement, the Exchange Act and applicable state securities Laws.  Soap shall, as promptly as practicable after receipt thereof, provide Dish with copies of any written comments, and advise Dish of any oral comments, with respect to the Registration Statement received from the SEC.  Soap shall provide Dish with a reasonable opportunity to review and comment on any amendment to the Registration Statement prior to filing such with the SEC and will provide Dish with a copy of all such filings made with the SEC and Soap shall include such reasonable comments thereon as are proposed by Dish or its counsel.

(d)     As promptly as practicable following the date of this Agreement, Soap shall make all other filings required to be made by it with respect to the Merger and the transactions contemplated hereby under the Securities Act, the Exchange Act and applicable state securities Laws.

(e)     In the event of a Registration Statement Decision, Soap shall advise Dish, promptly after it receives notice, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of Soap Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction or any request by the SEC for amendment of the Registration Statement.  If, at any time prior to the Effective Time, any information relating to Soap, Dish or any of their respective Affiliates is discovered by Soap or Dish that should be set forth in an amendment or supplement to the Registration Statement so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, the party discovering this information shall promptly notify the other party and, to the extent required by Law, Soap shall use its reasonable best efforts to cause an appropriate amendment or supplement describing this information to be promptly filed with the SEC and, to the extent required by Law.

Section 5.4     Access to Information; Cooperation.  Each of Dish and Soap shall, and shall cause each of its respective Subsidiaries to, afford to the other party and its Representatives reasonable access, during normal business hours and upon reasonable advance notice during the period prior to the Effective Time, to all of their respective properties, offices, books, personnel and records, and, during this period, shall, and shall cause each of its respective Subsidiaries to, furnish reasonably promptly to the other party all information (financial or otherwise) concerning their respective businesses as such party may reasonably request.  Notwithstanding the foregoing, neither Dish nor Soap shall be required by this Section 5.4 to provide the other party or its Representatives with (a) access to its properties or those of any of its Subsidiaries for the purpose of invasive physical testing; (b) any information that it reasonably believes it may not provide by reason of applicable Law or the provisions of any Contract to which it or any of its Subsidiaries is a party; or (c) any information protected by attorney/client privilege.  Any information provided pursuant to this Section 5.4 shall be subject to the provisions of the Confidentiality Agreements.  Notwithstanding anything to the contrary in this Section 5.4, (i) access rights pursuant to this Section 5.4 shall be exercised in such manner as not to disrupt or interfere unreasonably with the conduct of the business of the other party, and (ii) all requests for access and information pursuant to this Section 5.4 shall be coordinated through senior corporate officers of the applicable party.   No information or knowledge obtained in any investigation pursuant to this Section 5.4 shall affect or be deemed to modify any representation or warranty made by any party hereunder.

Section 5.5     Reasonable Best Efforts; Third Party Consents.

(a)     Subject to Section 5.5(d), each of Dish and Soap shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable best efforts to obtain or make all necessary or appropriate filings (including those under the HSR Act, EU Merger Regulation and the other filings required under the Competition Laws of the jurisdictions set forth on Section 5.5(a) of the Dish Disclosure Letter) required under applicable Law and to lift any injunction or other legal bar to the consummation of the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement.  None of the parties shall knowingly take or cause to be taken any action which would reasonably be expected to materially delay or prevent consummation of the transactions contemplated by this Agreement.  Each of Soap and Dish undertakes and agrees (i) to prepare and file as soon as practicable but not later than 15 Business Days after the date of this Agreement, unless otherwise agreed by the parties, a Notification and Report Form under the HSR (“HSR Form”) Act with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) (ii) to use reasonable best efforts to cause any other entities to prepare and file as soon as practicable HSR Forms with the FTC and the Antitrust Division as necessary to allow the consummation of the transactions contemplated by this Agreement and (iii) to prepare and file as soon as practicable all other necessary applications, notices, petitions, filings, ruling requests and other documents as required under the EU Merger Regulation and the other filings required under the Competition Laws of the jurisdictions set forth on Section 5.5(a) of the Dish Disclosure Letter, and to use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act, the EU Merger Regulation and the Competition Laws of the jurisdictions set forth on Section 5.5(a) of the Dish Disclosure Letter and any other applicable Law as soon as practicable.

(b)     Each of Soap and Dish shall (i) respond as promptly as practicable to any inquiries received from the FTC or the Antitrust Division for additional information or documentation and to all inquiries and requests received from any other Governmental Authority in connection with Competition Law matters, and (ii) not extend any waiting period under the HSR Act or enter into any agreement with the FTC or the Antitrust Division or any other Governmental Authority not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other party.

(c)     In addition, each of Soap and Dish shall, subject to applicable Law and except as prohibited by any applicable representative of any applicable Governmental Authority, (i) promptly notify and apprise the other party of (and, if in writing, supply the other party with) any communication (or other correspondence or other memoranda) to that party from the FTC, the Antitrust Division or any other Governmental Authority, and, permit the other party to review in advance, and accept all of the other party’s reasonable comments in connection with, any proposed written communication to any of the foregoing; (ii) not agree to participate in any substantive meeting or discussion or communication with any Governmental Authority in respect of any filings, investigation or inquiry concerning this Agreement or the transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate thereat; and (iii) furnish the other party with copies of all correspondence, filings (excluding the initial filings under the HSR Act), and written communications (and memoranda setting forth the substance thereof) between it and its affiliates and their respective representatives on the one hand, and any Governmental Authority or their respective staffs on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement.

(d)     Each of Soap and Dish shall use reasonable best efforts to take, or cause to be taken, all actions necessary to carry out the intent and purposes of this Agreement and to consummate and make effective the transactions contemplated by this Agreement.  Without limiting the generality of the foregoing, each party to this Agreement shall (i) cooperate fully with the other parties hereto, shall execute and deliver such further documents, certificates, agreements and instruments and shall take such other actions as may be reasonably requested by any other party hereto to evidence or reflect the Merger (including the execution and delivery of all documents, certificates, agreements and instruments reasonably necessary for all filings hereunder); (ii) give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement; (iii) use reasonable best efforts to obtain each approval, consent, ratification, permission, waiver or authorization required to be obtained by such party in connection with the Merger or any of the other transactions contemplated by this Agreement; and (iv) use reasonable best efforts to lift any restraint, injunction or other legal bar to the Merger.  Notwithstanding anything herein to the contrary, Soap shall take any and all action necessary, including but not limited to (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of Soap, Dish or their respective Subsidiaries; (ii) terminating existing relationships, contractual rights or obligations of Soap, Dish or their respective Subsidiaries; (iii) terminating any venture or other arrangement; (iv) creating any relationship, contractual rights or obligations of Soap, Dish or their respective Subsidiaries, or (v) effectuating any other change or restructuring of Soap, Dish or their respective Subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any Governmental Authority in connection with any of the foregoing and, in the case of actions by or with respect to Dish or its Subsidiaries or its or their businesses or assets, by consenting to such action by Dish and provided, that any such action may be conditioned upon consummation of the Merger) (each a “Divestiture Action”), to ensure that no Governmental Authority enters any Order, or establishes any Law, rule, regulation or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Merger or to ensure that no Governmental Authority with the authority to clear, authorize or otherwise approve the consummation of the Merger fails to do so by the Outside Date.  In the event that any action is threatened or instituted challenging the Merger as violative of any Law, Soap shall take all action necessary, including but not limited to any Divestiture Action, to avoid or resolve such action.  In the event that any permanent or preliminary injunction or other Order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the Merger in accordance with the terms of this Agreement unlawful or that would restrain, enjoin or otherwise prevent or delay beyond the Outside Date the consummation of the Merger, Soap shall take promptly any and all steps necessary to vacate, modify or suspend such injunction or Order so as to permit such consummation prior to the Outside Date.  Dish shall cooperate with Soap and shall use reasonable best efforts to assist Soap in resisting and reducing any Divestiture Action, and Dish shall not, except with the express written consent of Soap, propose, offer, suggest or negotiate any Divestiture Action with any Governmental Authority.  The parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this section so as to preserve any applicable privilege.  If any Divestiture Action agreed to by Soap requires action by or with respect to Dish or the Dish Subsidiaries or its or their businesses or assets, and such action would constitute a breach of Section 5.1 of this Agreement, Soap hereby agrees to consent to the taking of such action by Dish and any such action may, at the discretion of Dish, be conditioned upon consummation of the Transactions.

Section 5.6     No Solicitation.  From the date hereof until the Closing, Dish shall not, and shall not authorize or permit any of the Dish Subsidiaries or its, or its Subsidiaries’, officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisers to, directly or indirectly, (a) take any action to solicit, initiate or encourage the submission of any Acquisition Proposal, (b) engage in any substantive discussions or negotiations with, furnish any nonpublic information relating to Dish or any of the Dish Subsidiaries or afford access to the properties, assets, books or records of Dish or any of the Dish Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, an Acquisition Proposal or a modification of a previously received Acquisition Proposal, (c) enter into any agreement with respect to an Acquisition Proposal or (d) propose or agree to do any of the foregoing.

Section 5.7     Tax Matters.

(a)     Soap shall, with Dish’s good faith cooperation and assistance, prepare, execute and file, or cause to be prepared, executed and filed, all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added stock transfer and stamp Taxes, any transfer, recording, registration and other fees and any similar Taxes which become payable in connection with the transactions contemplated by this Agreement other than any such Taxes that are solely the responsibility of the holders of Dish Common Stock under applicable Law (together, with any related interest, penalties or additions to Tax, “Transfer and Gains Taxes”).  From and after the Effective Time, Soap shall pay or cause to be paid all Transfer and Gains Taxes (other than any such Taxes that are solely the responsibility of the holders of Dish Common Stock under applicable Law) without deductions withheld from the Dish Per Share Merger Consideration.

(b)     At or prior to Closing, either (i) Dish shall have delivered to Soap a duly executed non-USRPI certificate, as described in Treasury Regulation § 1.1445-2(c), or (ii) the Dish Stockholders and the holders of the Unilever Warrant shall have delivered to Soap duly executed non-foreign certificates, as described in Treasury Regulation § 1.1445-2(b), in each case in compliance with Section 1445 of the Code and applicable Treasury Regulations, certifying such facts as to establish an exemption from withholding, failing which Soap shall be entitled to deduct and withhold from the consideration otherwise payable to a Dish Stockholder or a holder of the Unilever Warrant pursuant to this Agreement as provided in Section 2.9.

(c)     During the period from the date of this Agreement to the earlier of the termination of this Agreement or the Effective Time, the parties agree to cooperate in good faith to determine whether and to what extent the actions described in Section 5.7(c) of the Soap Disclosure Letter (“Section 5.7(c) Actions”) are appropriate and advisable, taking into account all the facts and circumstances; provided, however, that (i) in the event this Agreement is terminated, Soap will indemnify, defend and hold harmless Dish and Dish Subsidiaries for any current and future losses, third-party costs and expense resulting from any Section 5.7(c) Action undertaken at Soap’s request, as well as the third-party costs of investigating any Section 5.7(c) Action whether or not ultimately undertaken, (ii) in no event will any losses, costs and expenses associated with investigating or enacting any Section 5.7(c) Action be considered Dish Transaction Expenses, and (iii) no such Section 5.7(c) Action shall be undertaken unless Dish and Soap mutually agree that such action is appropriate and advisable.

(d)     Dish shall consult with Soap in connection with the preparation of Dish's U.S. federal income tax return for Dish's tax year ended December 31, 2010 (the "Dish 2010 Return") and provide to Soap a draft copy (subject to completion) of the Dish 2010 Return no later than ten (10) business days prior to the due date for filing the Dish 2010 Return. Subject to Section 5.1(l), Dish shall retain all authority with respect to the final form of the Dish 2010 Return; provided, however, that Dish agrees to consider in good faith any comments Soap may have with respect to the Dish 2010 Return.

Section 5.8     Public Announcements.  The initial press release with respect to this Agreement and the transactions contemplated hereby shall be a release mutually agreed to by Dish and Soap.  Thereafter, Dish and Soap shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated hereby and shall not issue any press release or make any public statement or filing relating to this Agreement or the transactions contemplated hereby without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement or filing as may be required by Law or the applicable rules of any stock exchange if it has used its reasonable efforts to consult with the other party and to obtain that party’s consent but has been unable to do so prior to the time the press release or public statement or filing is required to be released, filed or furnished pursuant to such Law.

Section 5.9     Employee Arrangements.

(a)     All employees of Dish and any Dish Subsidiary as of immediately prior to the Effective Time shall become employees of the Dish Surviving Corporation as of the Effective Time.  Any such employee that remains employed by the Dish Surviving Corporation or any Affiliate thereof for any time thereafter shall be a “Continued Employee”.  During the period beginning on the Closing and ending on December 31, 2012, Soap shall, or shall cause the Dish Surviving Corporation to, provide to each Continued Employee, for so long as the Continued Employee remains so employed during such period, base salary or wages and an annual target cash bonus opportunity level that are no less favorable than the base salary or wages and annual target cash bonus opportunity level (other than equity-based incentive compensation) provided to such employee prior to the Closing. During the period beginning on the Closing and ending on December 31, 2012, Soap shall, or shall cause the Dish Surviving Corporation to, provide to each Continued Employee, for so long as the Continued Employee remains so employed, the level of welfare and retirement benefits provided to such employee prior to the Closing, until such time as Soap instead provides such Continued Employee the level of welfare and retirement benefits provided to a similarly situated employee of Soap or its Subsidiaries (which for the avoidance of doubt may not occur on the same date(s)).  Prior to the Effective Time, Dish shall take, or cause to be taken, the actions described in Section 5.9(a) of the Dish Disclosure Letter.

(b)     Without limiting the generality of the foregoing, Soap shall, or shall cause the Dish Surviving Corporation to, provide each Continued Employee whose employment is terminated effective as of any date following the Closing and prior to December 31, 2012 with severance payments and benefits equal to the greater of (i) severance payments and benefits to which such employee would have been entitled with respect to such termination under the Dish Benefit Plans set forth in Section 5.9(b) of the Dish Disclosure Letter as applicable to each relevant Continuing Employee (or to the extent mandated by applicable Law, any such statutorily mandated severance payments and benefits) or (ii) the severance payments and benefits that would be provided to a similarly situated employee of Soap or its Subsidiaries with respect to such termination under the severance policies, programs, plans and arrangements of Soap and its Subsidiaries in effect as of the time of such termination.

(c)     From and following the Effective Time, Soap shall honor or cause to be honored and assumed (and shall not challenge the validity of), in accordance with their terms, all incentive, bonus, individual benefit, employment, employment termination, severance and other compensation agreements, plans and arrangements, in each case existing immediately prior to the Effective Time that are between Dish or any Dish Subsidiary and any current or former officer, director or employee thereof or for the benefit of any such current or former officer, director or employee (except that Soap reserves the right to terminate or amend any Dish Benefit Plan to the extent permitted by the terms of any such Dish Benefit Plan).

(d)     Soap shall, or shall cause the Dish Surviving Corporation to, give Continued Employees full credit for such Continued Employees’ service with Dish and any Dish Subsidiary for all purposes, including for purposes of eligibility, vesting, benefit accruals and determination of the level of benefits (including, for purposes of vacation and severance), under any benefit plan in which a Continued Employee participates on or following the Closing to the same extent recognized by Dish or any Dish Subsidiary immediately prior to the Closing; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits.

(e)     Soap shall, or shall cause the Dish Surviving Corporation, to (i) waive any preexisting condition limitations otherwise applicable to Continued Employees and their eligible dependents under any plan providing health benefits in which Continued Employees participate following the Closing, other than any limitations that were in effect with respect to such employees as of the Closing under the analogous Dish Benefit Plan, (ii) give credit for any deductible, co-payment and out-of-pocket maximums incurred by the Continued Employees and their eligible dependents under the health plans in which they participated immediately prior to the Closing during the portion of the calendar year prior to the Closing in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans in which they are eligible to participate after the Closing in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred and (iii) waive any waiting period or evidence of insurability requirement otherwise applicable to a Continued Employee and his or her eligible dependents on or after the Closing, in each case to the extent such Continued Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Dish Benefit Plan prior to the Closing.

(f)     Notwithstanding any other provision of this Agreement to the contrary, Soap shall cause the Dish Surviving Corporation to or cause the Dish Subsidiaries to, honor the terms and conditions of any and all collective bargaining agreements, contracts or other agreements with a labor union, labor organization, works council or group of employees of Dish or any Dish Subsidiary to which Dish or any Dish Subsidiary is a party or by which Dish or any Dish Subsidiary is bound.

(g)     Notwithstanding anything to the contrary in this Section 5.9 or otherwise in this Agreement, Soap shall not, and shall cause Dish and all Dish Subsidiaries or Soap not to, amend or terminate any plan, program, policy or arrangement that provides for retiree health or welfare benefits described in Item 19 of the Dish Consolidated Financial Statements for the year ended December 31, 2010, filed with the Dish Form 10-K filed on March 17, 2011 (the “Retiree Plans”), with respect to any individual who retired under any such Retiree Plan prior to June, 2004 or who was eligible to retire under any such Retiree Plan prior to June, 2004.

(h)     The provisions of Section 5.9 above are for the sole benefit of Soap and Dish and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any Person (including for the avoidance of doubt any Dish Employees), other than Soap and Dish and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in Section 5.9 above) under or by reason of any provision of this Agreement or shall be construed as an amendment to any Soap Benefit Plan or Dish Benefit Plan for any purpose.

Section 5.10     Subsequent Financial Statements and Reports.  From the date hereof until the Closing Date, Dish shall (a) provide to Soap a monthly management report in scope and detail consistent with those management reports that have been historically prepared by Dish and (b) timely prepare, and promptly deliver to Soap, monthly financial statements, to be in scope and detail consistent with the monthly financial statements that have been historically prepared by Dish.

Section 5.11     Indemnification; Directors’ and Officers’ Insurance.

(a)     From and after the Effective Time, Soap shall, to the fullest extent permitted by applicable Law, indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of Dish or any of the Dish Subsidiaries (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses, Liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of Dish or any Dish Subsidiary, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date hereof by Dish pursuant to the Dish Certificate of Incorporation, the Dish Bylaws and indemnification agreements with any directors or officers of Dish and the Dish Subsidiaries that have been made available to Soap prior to the date hereof and that are listed on Section 5.11 of the Dish Disclosure Letter.  The certificate of incorporation and bylaws of the Dish Surviving Corporation shall contain provisions with respect to indemnification and advancement of expenses that are no less favorable than those set forth in the Dish Certificate of Incorporation and the Dish Bylaws on the date of this Agreement, which provisions thereafter shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights of the Indemnified Parties thereunder.

(b)     For a period of six years after the Effective Time, Soap shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Dish (provided that Soap may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events that occurred at or before the Effective Time; provided, however, that Soap shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 300% of the premiums paid as of the date hereof by Dish for such insurance as set forth on Section 5.11 of the Dish Disclosure Letter (“Dish’s Current Premium”), and if such premiums for such insurance would at any time exceed 300% of Dish’s Current Premium, then Soap shall cause to be maintained policies of insurance that, in Soap’s good faith determination, provide the maximum coverage available at an annual premium equal to 300% of Dish’s Current Premium.  At Dish’s option, in lieu of the foregoing insurance coverage, Dish may purchase prior to the

Effective Time a six-year prepaid “tail policy” providing at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured as the current policies of directors’ and officers’ liability insurance maintained by Dish with respect to claims arising from facts or events that occurred at or before the Effective Time.  If such tail policy has been obtained by Dish prior to the Effective Time, Soap shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Dish Surviving Corporation.  If Dish does not elect to purchase such a “tail policy”, Soap may, after the Effective Time and in lieu of the foregoing insurance coverage, purchase a six year “tail policy” providing at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured as the current policies of directors’ and officers’ liability insurance maintained by Dish with respect to claims arising from facts or events that occurred at or before the Effective Time.

(c)     Soap shall pay (as incurred) all expenses, including reasonable fees and expenses of counsel, that an Indemnified Person may incur in enforcing the indemnity and other obligations provided for in this Section 5.11, provided, that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is finally judicially determined by a court of competent jurisdiction that such Person is not entitled to indemnification.

(d)     If Soap or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Soap, as the case may be, shall assume the obligations set forth in this Section 5.11.

(e)     The provisions of this Section 5.11 (i) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

Section 5.12     Notices of Certain Events.  Each of Dish and Soap shall promptly notify the other after receiving or becoming aware of any matter (including a breach of covenant or a representation or warranty contained in this Agreement) that results or would reasonably be expected to result in, to the non-satisfaction of any of the conditions to Closing in Article VI.

Section 5.13     Stock Exchange Listing.  Soap shall use its reasonable best efforts to cause, prior to the Closing, (i) the shares of Soap Common Stock to be issued in the Merger and (ii) the shares of Soap Common Stock to be reserved for issuance upon the exercise of any Soap options or equity awards, to be approved for listing on the NYSE, subject to official notice of issuance.

Section 5.14     Resale Registration Statement.

(a)     Prior to the Closing, Soap shall use its reasonable best efforts to prepare and file with the SEC and cause to become effective a registration statement under the

Securities Act on Form S-3 (or any successor short form registration statement involving a similar amount of disclosure) (the “Resale Registration Statement”), providing for the offer and resale of the shares of Soap Common Stock to be received by the holders of Dish Common Stock and Vested Dish Options in the Merger, on a continuous basis pursuant to Rule 415 of the Securities Act, subject to the terms and conditions of the Registration Rights Agreement.

(b)     Dish shall cooperate with Soap in its preparation of the Resale Registration Statement; without limiting the generality of the foregoing, Dish shall furnish to Soap the information relating to Dish, the Dish Stockholders, the number of shares of Soap Common Stock to be received and the intended method of distribution of such shares as is required to be set forth in the Resale Registration Statement.

Section 5.15     Takeover Statutes.  If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover or similar statute or regulation shall become applicable to the transactions contemplated by this Agreement, each of Dish and Soap and the respective members of their boards of directors shall, to the extent permitted by Law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

Section 5.16     Agreements with Affiliates.  On or prior to the Closing, Dish shall cause all Affiliate Agreements to be terminated or otherwise amended to exclude Dish and any of the Dish Subsidiaries as a party thereto, other than those Affiliate Agreements set forth on Section 5.16 of the Dish Disclosure Letter (the “Continuing Affiliate Agreements”).

Section 5.17     Financing.

(a)     Notwithstanding anything contained in this Agreement to the contrary, Soap acknowledges and agrees that Soap’s obligations hereunder are not conditioned in any matter upon Soap obtaining any financing.

(b)     Soap shall use its reasonable best efforts to (i) arrange the Financing on the terms and conditions described in the Debt Commitment Letters, (ii) enter into definitive agreements with respect thereto on the terms and conditions contained in the Debt Commitment Letters, (iii) satisfy on a timely basis all conditions to funding in the Debt Commitment Letters and such definitive agreements thereto, (iv) consummate the Financing no later than the Closing, including using its reasonable best efforts (including through litigation in good faith) to cause the Lenders and the other persons committing to fund the Financing to fund the Financing no later than the Closing.  Soap shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under, the Debt Commitment Letters or the definitive agreements with respect thereto, and/or substitute other debt or equity financing for all or any portion of the Financing from the same and/or alternative financing sources; provided, that any such amendment, replacement, supplement or other modification to or waiver of any provision of the Financing or such definitive agreements that amends the Financing and/or substitution of all or any portion of the Financing shall not (A) reduce the aggregate amount of the Financing to an amount committed below the amount that is required to consummate the Merger and repay or refinance the Indebtedness set forth in Section 3.17(a)(ii) of the Dish Disclosure Letter; (B) impose new or additional conditions or otherwise expand upon the conditions precedent to the Financing as set forth in the Debt Commitment Letters; (C) prevent, impede or delay the funding of the Financing or the consummation of the Merger and the other transactions contemplated hereunder or (D) materially and adversely impact the ability of Soap to enforce its rights against other parties to the Debt Commitment Letters or the definitive agreements with respect thereto.  Soap shall promptly deliver to Dish copies of any such amendment, replacement, supplement, modification or waiver.  In the event that any portion of the Financing becomes unavailable in the manner or from the sources contemplated in the Debt Commitment Letters for any reason, (A) Soap shall promptly notify Dish and (B) Soap shall use its reasonable best efforts to arrange to obtain any such portion from alternative sources, on terms that are not materially adverse to Soap, as promptly as practicable following the occurrence of such event, including entering into definitive agreements with respect thereto (such definitive agreements entered into pursuant to the first or second sentence of this Section 5.17(b) being referred to as the “Financing Agreements”).  Soap shall use the bridge facility (if any) contemplated by the Debt Commitment Letters as necessary to cause the Closing to occur by the third (3rd) Business Day following the day on which the conditions set forth in Article VI hereof have been satisfied or duly waived (other than those conditions that by their nature are to be satisfied at the Closing but subject to the satisfaction or waiver of those conditions).  Soap shall, and shall use its reasonable best efforts to cause its Representatives to, comply with the terms, and satisfy on a timely basis the conditions, of the Debt Commitment Letters, any alternative financing commitments, the Financing Agreements and any related fee and engagement letters.  Any material breach of the Debt Commitment Letters, the Financing Agreements, any alternative financing commitment and any related fee and engagement letter by Soap shall be deemed a willful and material breach by Soap of this Section 5.17.  Soap shall (x) furnish to Dish complete, correct and executed copies of the Financing Agreements promptly upon their execution (provided that the amount of fees and certain other economic terms may be redacted), (y) give Dish prompt notice (1) of any material breach by any party to any of the Debt Commitment Letters, any alternative financing commitment or the Financing Agreements of which Soap becomes aware or any termination thereof, (2) of the receipt of any written notice or other written communication, in each case from any Financing source, with respect to (A) any actual or potential breach, default, termination or repudiation by any party to the Debt Commitment Letters, any alternative financing commitment or the Financing Agreements of any provisions of the Debt Commitment Letters, any alternative financing commitment or the Financing Agreements or (B) material dispute or disagreement between or among any parties to the Debt Commitment Letters, any alternative financing commitment or the Financing Agreements with respect to the obligation to fund the Financing or the amount of the Financing to be funded at Closing or (3) if at any time for any reason Soap  believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the sources contemplated by the Debt Commitment Letters, any alternative financing commitment or the Financing Agreements  and (z) otherwise keep Dish reasonably informed of the status of Soap’s efforts to arrange the Financing (or any replacement thereof).  As soon as reasonably practicable, but in any event within two Business Days of the date Dish delivers to Soap a written request, Soap shall provide any information reasonably requested by Dish relating to any circumstance referred to in clause (y) of the immediately preceding sentence.

(c)     Dish shall, and shall cause the Dish Subsidiaries to, and shall use commercially reasonable efforts to cause its Representatives to, at Soap’s sole expense, reasonably cooperate to assist Soap in causing the conditions in the Financing Agreements to be satisfied and as otherwise may be necessary or desirable in connection with the arrangement and consummation of the Financing as may be reasonably requested by Soap (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Dish and the Dish Subsidiaries).  Such cooperation shall include, at the reasonable request of Soap (i) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers for the Financing or any alternative financing and senior management and Representatives, with appropriate seniority and expertise, of Dish), presentations, road shows, due diligence sessions (including accounting due diligence sessions), drafting sessions and sessions with rating agencies; (ii) assisting with the preparation of customary materials for rating agency presentations, offering documents, bank information memoranda and other documents or memoranda required in connection with the Financing (including information to be used in the preparation of an information package regarding the business, operations, financial projections and prospects of Soap and Dish customary for such financing or reasonably necessary for the completion of the Financing by Soap’s financing sources); (iii) furnishing Soap and its Lenders as promptly as reasonably practicable with financial information, regarding Dish and the Dish Subsidiaries as may be reasonably requested by Soap in writing in connection with the Financing, including (A) all financial statements and financial and other data of the type required by Regulation S-X and Regulation S-K under the Securities Act for registered offerings of debt securities, and of the type and form customarily included in offering documents used in private placements under Rule 144A of the Securities Act (including pro forma financial information and other documents required to satisfy any customary negative assurance opinion, to consummate the Financing at the time or times the Financing is to be consummated), (B) all of the information and data related to Dish and its Subsidiaries necessary to satisfy the requirements of Sections 2, 3, 5a and 5b of Exhibit D of the Debt Commitment Letters and (C) other documents required to consummate the Financing at the time or times the Financing is to be consummated, and appropriate comparable information if a portion of the Financing is consummated prior to the Closing Date; provided that Dish shall only be required to furnish pro forma financial statements or other pro forma financial information if Soap has provided Dish information relating to the proposed debt and equity capitalization at least 15 days prior to the date pro forma financial statements are required to be delivered (information and data required to be delivered pursuant to clauses (A) and (B) of this clause (iii) being referred to as the “Required Financial Information”); (iv) reasonably cooperating with the marketing efforts of Soap and its financing sources for any portion of the Financing (including consenting to the use of Dish’s and the Dish Subsidiaries’ logos; provided, that such logos are used solely in the manner that is not intended to or reasonably likely to harm or disparage Dish or the Dish Subsidiaries or the reputation or goodwill of Dish or any of the Dish Subsidiaries); (v) reasonably facilitating the pledging of collateral to be pledged under the Financing at or after the Closing and execution and delivery of definitive financing documents and customary deliverables; provided, that such pledges or documents will not take effect until the Effective Time; (vi) using commercially reasonable efforts to obtain accountants’ comfort letters, accountants’ consent letters and assisting Soap and Merger Sub with obtaining legal opinions as reasonably requested by Soap; (vii) executing and delivering (or using commercially reasonable efforts to obtain from its advisors), and causing the Dish Subsidiaries to execute and deliver (or use commercially reasonable efforts to obtain from its advisors), customary certificates or other documents and instruments relating to guarantees and other matters ancillary to the Financing as may be reasonably requested by Soap as necessary and customary in connection with the Financing; provided, that such documents will not take effect until the Effective Time; (viii) assisting in (A) the preparation of and entering into one or more credit agreements, currency or interest hedging agreements, or other agreements or (B) the amendment of any of Dish’s of the Dish Subsidiaries’ existing credit agreements, currency or interest hedging agreements, or other agreements, in each case, on terms reasonably satisfactory to Soap and that are reasonably requested by Soap in connection with the Financing; provided, that no obligation of Dish or any of the Dish Subsidiaries under any such agreements or amendments shall be effective until the Effective Time; (ix) using its commercially reasonable efforts, as appropriate, to have its independent accountants provide their reasonable cooperation and assistance; (x) using its commercially reasonable efforts to permit any cash and marketable securities of Dish and the Dish Subsidiaries to be made available to Soap at the Closing; (xi) providing customary authorization letters to the financing sources authorizing the distribution of information to prospective lenders and containing a representation to such financing sources that the public side versions of such documents, if any, do not include material non-public information about Dish or its affiliates or securities; (xii) providing audited consolidated financial statements of Dish covering the three fiscal years immediately preceding the Closing for which audited consolidated financial statements are currently available, unaudited financial statements (excluding footnotes) for any interim monthly or quarterly period or periods of Dish ended after the date of the most recent audited financial statements and at least 45 days prior to the Closing Date (within 45 days after the end of each such period); and (xiii) cooperating reasonably with Soap’s financing sources’ due diligence, to the extent customary and reasonable and to the extent not unreasonably interfering with the business of Dish and the Dish Subsidiaries.

(d)     Soap shall promptly, upon request by Dish, reimburse Dish for all of its and the Dish Subsidiaries documented reasonable out-of-pocket costs and expenses (including accountants’ fees and reasonable attorneys’ fees) incurred by Dish and the Dish Subsidiaries in connection with the cooperation of Dish and the Dish Subsidiaries contemplated by this Section 5.17.  Notwithstanding anything in this Agreement to the contrary, neither Dish nor any of the Dish Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Financing (or any replacements thereof) prior to the Effective Time for which it is not reimbursed or indemnified by Soap.  If the Effective Time does not occur, Dish, the Dish Subsidiaries and their respective officers, directors and Representatives shall be indemnified and held harmless by Soap for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Financing and any information utilized in connection therewith (other than information provided by or on behalf of Dish or the Dish Subsidiaries), in each case except to the extent such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties arise from Dish’s, the Dish Subsidiaries’ or its Representatives’ gross negligence, bad faith or willful misconduct, as determined by a court of competent jurisdiction.

(e)     Soap acknowledges and agrees that Dish and the Dish Subsidiaries and their respective Affiliates and employees have no responsibility for, or obligation with respect to, any financing that Soap may raise in connection with the transactions contemplated hereby, other than, and solely to the extent of, the obligation to cooperate as provided in Section 5.17(c), Section 5.18(a), Section 5.18(b) and Section 5.18(c).

(f)     Soap shall use its reasonable best efforts to cause the Marketing Period to commence promptly after satisfaction of the conditions set forth in Section 6.1(a) and Section 6.1(b).  Soap and Merger Sub shall provide notice to Dish within 24 hours (i) of the commencement of the Marketing Period and (ii) if Soap or Merger Sub has determined, or if the managing underwriter or lead arranger, as applicable for the Financing, has informed Soap or Merger Sub that it has determined, that the Marketing Period has been terminated, recommenced or extended.

Section 5.18     Treatment of Existing Indebtedness of Dish.

(a)     Subject to Section 5.18(d), at Soap’s written request, Dish shall, and shall cause each of the Dish Subsidiaries to, use their respective commercially reasonable efforts to deliver to Soap prior to the Closing copies of payoff letters, in commercially reasonable form, from (i) Citibank, N.A. and the lenders party to the Credit Agreement and (ii) GE Japan Corporation and the lenders party to the Japanese Working Capital Agreement, in each case, evidencing the amount necessary to repay or satisfy and discharge any Indebtedness outstanding thereunder as of the Closing.  Soap shall, or shall cause one of its Subsidiaries to, (i) pay, on behalf of Dish, the payoff amounts to an account or accounts designated by the agent banks under the Credit Agreement and the Japanese Working Capital Agreement, and (ii) provide, on behalf of Dish, such other funds or backstop letters of credit as may be necessary to satisfy the conditions precedent to termination of the Credit Agreement and the Japanese Working Capital Agreement under the payoff letters.

(b)     Subject to Section 5.18(d), at Soap’s written request, Dish shall, and shall cause each of the Dish Subsidiaries to, use their respective commercially reasonable efforts to commence promptly after the date hereof and conduct and consummate at the Closing tender offers to purchase, and any related consent solicitations with respect to, all of the Existing Notes, on the terms and conditions, including pricing terms specified by Soap, in compliance with all applicable covenants in the existing indentures (collectively, the “Debt Offers”). Soap shall use its reasonable best efforts to assist Dish in connection therewith and Soap may at Soap’s option, elect to conduct the tender offers and any related consent solicitations with respect to the Existing Notes.  The offer documents (including all amendments or supplements) and all mailings to the holders of Existing Notes in connection with the Debt Offers shall be subject to the prior review of, and approval by, Soap in its reasonable judgment (exercised in good faith). The closing of the Debt Offers shall be conditioned on the Effective Time and shall otherwise be conducted in compliance with applicable Laws and SEC rules and regulations. Dish shall not, without the prior written consent of Soap, waive any condition to the Debt Offers or make any changes to the Debt Offers.

(c)     If requested by Soap in writing and in lieu of commencing a Debt Offer for such series (or in addition thereto), to the extent permitted by the indenture and officers’ certificates or supplemental indentures governing any series of Existing Notes, Dish shall (i) issue a notice of optional redemption for all of the outstanding principal amount of indebtedness of such series pursuant to the requisite provisions of the indenture and officer’s certificate or supplemental indenture governing such series of Existing Notes and (ii) take actions requested by Soap that are reasonably necessary for the satisfaction and/or discharge and/or defeasance of such series pursuant to the applicable provisions of the indenture and officer’s certificate or supplemental indenture governing such series of Existing Notes, and shall redeem or satisfy and/or discharge and/or defease, as applicable, such series in accordance with the terms of the indenture and officer’s certificate or supplemental indenture governing such series of Existing Notes at the Effective Time; provided, that no action described in clause (i) or (ii) shall be required to be taken unless it can be conditioned on the occurrence of the Effective Time and provided, further, that Dish shall use its commercially reasonable efforts to cause Dish’s counsel to provide such legal opinions as may be reasonably requested in connection with any such redemption or satisfaction and discharge.

(d)     Soap shall provide Dish with all amounts necessary to fund the payments and deposits necessary to repay the outstanding Indebtedness under the Credit Agreement and the Japanese Working Capital Agreement, consummate the Debt Offers and/or effect the satisfaction and/or discharge and/or defeasance of the Existing Notes pursuant to this Section 5.18.  In addition, whether or not the payoff of the Credit Agreement and the Japanese Working Capital Agreement occur, the Debt Offers are consummated or the Existing Notes are satisfied and/or discharged and/or defeased pursuant to Section 5.18(c), Soap shall promptly, upon request by Dish, reimburse Dish for all documented reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and the fees of any dealer manager, information agent, depositary or other agent retained in connection with this Section 5.18) incurred by Dish or any of its Subsidiaries in connection with the cooperation of Dish and its Subsidiaries contemplated by this Section 5.18.  Without duplication of any amounts reimbursed by Soap pursuant to the immediately foregoing sentence, Soap shall indemnify and hold harmless Dish, its Subsidiaries and their respective officers, advisors and Representatives from and against any and all Losses suffered or incurred by any of them of any type in connection with the Debt Offers or with the satisfaction and/or discharge and/or defeasance of any Existing Notes as contemplated by this Section 5.18 to the fullest extent permitted by applicable Law; provided, however, that Soap shall have no obligation to indemnify and hold harmless any such person to the extent that any such losses, damages, claims, costs or expenses suffered or incurred arise from disclosure provided by Dish or the Dish Subsidiaries (including disclosures incorporated by reference in the Debt Offers) that is judicially determined by a court of competent jurisdiction to have contained a material misstatement or omission.

Section 5.19     Other Matters.

(a)     For a period of three years following the Closing, Soap will maintain the headquarters, operations and business of Dish’s America’s business unit and Dish’s research and development functions in Racine, Wisconsin.

(b)     For a period of three years following the Closing, the Dish Surviving Corporation shall continue with civic and charitable activities and contributions that, in the aggregate, are at the level and of the general nature consistent with the past practice of Dish as set forth on Section 5.19 of the Dish Disclosure Letter.

(c)     In connection with the public announcement of the transactions contemplated by this Agreement, Soap and Dish will publicly disclose the matters set forth in this Section 5.19.

(d)     Soap will take the actions set forth on Section 5.19 of the Soap Disclosure Letter.

Section 5.20     Dish Class B Stock Drag-Along.  Promptly after the execution of this Agreement, Dish shall deliver a written drag-along notice to each Dish Stockholder who owns shares of Dish Class B Stock in accordance with the subscription agreements pursuant to which such Dish Stockholders acquired their shares of Dish Class B Stock.

Section 5.21     Additional Agreements.  Following the Closing, each of the parties shall, and shall cause its Affiliates and its and their representatives to, execute and deliver such additional instruments, documents, conveyances or assurances and take such other actions as shall be necessary, or otherwise reasonably requested by either Soap or Dish to confirm and assure the rights and obligations provided for in this Agreement and render effective the consummation of the Merger, or otherwise to carry out the intent and purposes of this Agreement.

Article VI

CONDITIONS PRECEDENT

Section 6.1     Conditions to the Obligations of Each Party.  The respective obligations of Soap and Dish to consummate the Merger are subject to the satisfaction, at or prior to the Closing of each of the following conditions:

(a)     Merger Control Notification.  Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act, the EU Merger Regulation and the Competition Laws of the jurisdictions identified in Section 6.1(a) of the Dish Disclosure Letter shall have expired or been terminated and any required consents, clearances or approval required by the Competition Laws of the jurisdictions identified Section 6.1(a) of the Dish Disclosure Letter and the EU Merger Regulation shall have been granted; provided that if the European Commission has adopted a decision under Article 9 of the EU Merger Regulation to refer the Merger in whole or in part to any competent authority of any Member State of the European Union or of the European Economic Area, all such competent authorities in each Member State of the European Union or of the European Economic Area to which the whole or part of the Merger has been referred shall have approved the Merger, or the applicable waiting periods in respect of the Merger shall have expired or been earlier terminated.

(b)     No Injunctions; No Illegality.  No injunction or other Order issued by any Governmental Authority of competent jurisdiction preventing the consummation of the Merger shall be in effect.  No applicable Law shall have been enacted, entered, enforced, issued or put in effect that prohibits or makes illegal the consummation of the Merger.

(c)     NYSE Listing.  The shares of Soap Common Stock to be issued in the Merger or reserved for issuance upon exercise of Soap options or equity awards shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 6.2     Conditions to the Obligation of Soap.  The obligation of Soap to consummate the Merger is subject to the satisfaction (or, to the extent legally permissible, waiver), at or prior to the Closing of the following further conditions:

(a)     Accuracy of Representations and Warranties.  Each of the representations and warranties of Dish set forth in this Agreement, in each case, made as if none of such representations and warranties contained any qualifications or limitations as to “materiality” or Dish Material Adverse Effect, shall be true and correct in all respects, in each case at and as of the date hereof and at and as of the Closing Date (except to the extent in either case that such representations and warranties speak as of another date), except where the failure of such representations and warranties to be true and correct as so made does not have, individually or in the aggregate, a Dish Material Adverse Effect; provided that the representations and warranties in Section 3.3(a) shall be true and correct in all respects except for any de minimis inaccuracies and the representations and warranties contained in Section 3.22 and in the second sentence of Section 3.7 shall be true and correct in all respects.

(b)     Covenants.  Dish shall have performed and complied with, in all material respects, all of the agreements, covenants and obligations required to be performed or to be complied with by Dish pursuant to this Agreement at or prior to the Closing.

(c)     Officer’s Certificate.  Soap shall have received a certificate of Dish, executed on its behalf by an executive officer of Dish, dated the Closing Date, stating that the conditions specified in Section 6.2(a) and Section 6.2(b) have been satisfied.

Section 6.3     Conditions to the Obligation of Dish.  The obligation of Dish to consummate the Merger is subject to the satisfaction (or, to the extent legally permissible, waiver), at or prior to the Closing of the following further conditions:

(a)     Accuracy of Representations and Warranties.  Each of the representations and warranties of Soap and the Merger Sub set forth in this Agreement, in each case, made as if none of such representations and warranties contained any qualifications or limitations as to “materiality” or Soap Material Adverse Effect, shall be true and correct in all respects, in each case at and as of the date hereof and at and as of the Closing Date (except to the extent in either case that such representations and warranties speak as of another date), except where the failure of such representations and warranties to be true and correct as so made does not have, individually or in the aggregate, a Soap Material Adverse Effect; provided that the representations and warranties in Section 4.3(a) shall be true and correct in all respects except for any de minimis inaccuracies and the representation and warranty in the second sentence of Section 4.7 shall be true and correct in all respects.

(b)     Covenants.  Each of Soap and the Merger Sub shall have performed and complied with, in all material respects, all of the agreements, covenants and obligations required to be performed or to be complied with by it pursuant to this Agreement at or prior to the Closing.

(c)     Officer’s Certificate.  Dish shall have received a certificate of Soap, executed on its behalf by an executive officer of Soap, dated the Closing Date, stating that the conditions specified in Section 6.3(a) and Section 6.3(b) have been satisfied.

(d)     Resale Registration Statement.  The Resale Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Resale Registration Statement shall be in effect; provided, that this condition shall be deemed to have been waived by Dish if (i) Dish has not fully complied with Section 5.14(b) and (ii) Dish has not provided the information specified in Section 5.14(b) at least 20 Business Days prior to Closing.

(e)     Registration Rights Agreement.  Soap shall have executed and delivered the Registration Rights Agreement to the Dish Stockholders.

Article VII

TERMINATION

Section 7.1     Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing in accordance with any of the following:

(a)     Mutual Consent.  By mutual written consent of Soap and Dish;

(b)     Outside Date.  By either Soap or Dish, if the Merger has not been consummated on or before December 31, 2011 (the “Outside Date”); provided that (i) if, as of the Outside Date, all conditions to the Merger set forth in Article VI shall have been satisfied or waived other than the conditions set forth in Section 6.1(a) or Section 6.1(b), then either Soap or Dish may extend the Outside Date to March 31, 2012 or (ii) if, as of the Outside Date, the Marketing Period has not yet commenced, or has commenced but has not been completed, then Dish may extend the Outside Date to March 31, 2012; provided further that the right to terminate or extend this Agreement pursuant to this Section 7.1(b) shall not be available to any party whose breach of any provision of this Agreement resulted in the failure of the Merger to be consummated by the Outside Date.  For the avoidance of doubt, Soap shall not be entitled to terminate this Agreement on December 31, 2011 in the event Dish extends the Agreement pursuant to Section 7.1(b)(ii).

(c)     Breach by Soap.  By Dish, upon a breach or failure to perform of any representation, warranty, covenant or agreement on the part of Soap set forth in this Agreement, or if any representation or warranty of Soap shall have become untrue, in either case so that the conditions set forth in Section 6.3(a) or Section 6.3(b) would be incapable of being satisfied by the Outside Date; provided, that Dish shall not have the right to terminate pursuant to this Section 7.1(c) if Dish is then in material breach or violation of its representations, warranties or covenants contained in this Agreement so as to cause any of the conditions set forth in Section 6.1, Section 6.2(a) or Section 6.2(b) not to be capable of being satisfied;

(d)     Breach by Dish.  By Soap, upon a breach of any representation, warranty, covenant or agreement on the part of Dish set forth in this Agreement, or if any representation or warranty of Dish shall have become untrue, in either case so that the conditions set forth in Section 6.2(a) or Section 6.2(b) would be incapable of being satisfied by the Outside Date; provided, that Soap shall not have the right to terminate pursuant to this Section 7.1(d) if Soap is then in material breach or violation of its representations, warranties or covenants contained in this Agreement so as to cause any of the conditions set forth in Section 6.1, Section 6.3(a) or Section 6.3(b) not to be capable of being satisfied; or

(e)     Injunction.  By either Soap or Dish, if (A) there shall be any Law that makes consummation of the Merger illegal or otherwise prohibited or (B) any injunction or other Order issued by any Governmental Authority of competent jurisdiction preventing the consummation of the Merger shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(e) shall not be available to any party (i) who has not used its reasonable best efforts (in the manner contemplated by Section 5.5 hereof) to have such injunction or other Order lifted or (ii) whose breach of any provision of this Agreement resulted in the application or imposition of such injunction or other Order.

(f)

A terminating party shall provide written notice of termination to the other parties specifying with reasonable particularity the basis for this termination.  If more than one provision in this Section 7.1 is available to a terminating party in connection with a termination, a terminating party may rely on any or all available provisions in this Section 7.1 for any termination.  Any proper termination of this Agreement pursuant to this Section 7.1 shall be effective immediately upon delivery of written notice of the terminating party to the other parties.

Section 7.2     Effect of Termination.  In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become null and void and the obligations of the parties hereunder shall terminate (other than Section 5.8, this Section 7.2, Section 7.3, Article VIII, the expense reimbursement and indemnification provisions of Section 5.7(c), Section 5.17(d) and Section 5.18(d) and the Confidentiality Agreements, all of which shall survive termination of this Agreement); provided that, except as otherwise provided in Section 7.3, neither party shall be relieved from any liabilities or damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by a party’s stockholders (taking into consideration relevant matters, including other combination opportunities and the time value of money), which shall be deemed in such event to be damages of such party) arising out of a material breach of any agreement or covenant of this Agreement.

Section 7.3     Soap Termination Fee.

(a)     In the event that Dish or Soap shall terminate this Agreement pursuant to Section 7.1(b), and at the time of such termination, (A) all of the conditions set forth in Section 6.1 and Section 6.2 are satisfied, (B) all or a substantial portion of the proceeds of the Financing are not available to Soap, or would not have been received by Soap if the Closing had occurred on the date of such termination and (C) Soap shall not be in breach of the Debt

Commitment Letters, the Financing Agreements, any alternative financing commitment, any related fee or engagement letter or this Agreement (including, without limitation, Section 5.17 hereof), Soap shall pay to Dish a fee of $160,000,000 in cash (the “Soap Termination Fee”) no later than two Business Days after such termination.  In the event that Dish shall receive full payment pursuant to this Section 7.3(a), together with the expense reimbursement and indemnification pursuant to Section 5.7(c), Section 5.17(d) and Section 5.18(d) and reimbursement of any applicable expenses pursuant to Section 7.3(b) the receipt of the Soap Termination Fee shall be the sole and exclusive remedy of Dish and the Dish Stockholders against Soap or any of its current, former or future Affiliates and representatives and the Lenders for any Losses suffered in connection with this Agreement or the transactions contemplated hereby.

(b)     If Soap fails to timely pay any Soap Termination Fee due pursuant to this Section 7.3, and, in order to obtain the payment, Dish commences an action which results in a judgment against Soap for the payment of the Soap Termination Fee, Soap shall pay Dish its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such Soap Termination Fee was required to be made through the date such payment was actually received.

Article VIII

GENERAL PROVISIONS

Section 8.1     Nonsurvival of Representations and Warranties.  None of the representations and warranties and covenants in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time or the termination of this Agreement pursuant to the terms of this Agreement.  This Section 8.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance in whole or in part on or after the Effective Time.

Section 8.2     Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing (and also made orally if so required pursuant to any Section of the Agreement) and shall be deemed given if delivered personally, mailed by registered or certified mail (return receipt requested) or delivered by express or overnight courier (providing proof of delivery) to the parties or sent by telecopy (providing confirmation of transmission) at the following addresses or telecopy numbers (or at any other address or telecopy number for a party as shall be specified by like notice):

If to Soap, to:
Sealed Air Corporation
200 Riverfront Boulevard
Elmwood Park, NJ 07407
Fax: (201) 703-4219
Attention: Chief Financial Officer

with copies (which shall not constitute notice) to:
Sealed Air Corporation
200 Riverfront Boulevard
Elmwood Park, NJ 07407
Fax: (201) 703-4231
Attention: General Counsel

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Fax: (212) 455-2502
Attention:	Charles I. Cogut
Patrick J. Naughton
If to Dish, to:
Diversey Holdings, Inc.
8310 16th Street
Sturtevant, WI 53177
Fax: (262) 631-4239
Attention: General Counsel
with copies (which shall not constitute notice) to:
Skadden, Arps, Slate, Meagher & Flom LLP
155 N. Wacker Drive
Chicago, Illinois 60606
Fax: (312) 407-0411
Attention:	Rodd M. Schreiber
Susan S. Hassan

or to any other persons or addresses as may be designated in writing by the Person to receive this notice as provided above.  Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; on the next Business Day after deposit with an internationally recognized overnight courier, if sent by such a courier; three (3) Business Days after deposit in the mail, if sent by registered or certified mail; or upon confirmation of successful transmission if sent by facsimile.

Section 8.3     Expenses.  Except as otherwise provided herein, all costs, fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such cost or expense; provided that any such fees and expenses of Dish and the Dish Subsidiaries shall be borne directly by the Dish Stockholders.  For the avoidance of doubt, unless included in the Dish Transaction Expenses, (A) all investment banking fees of the Dish Stockholders, Dish and the Dish Subsidiaries or their Affiliates relating to the transactions contemplated by this Agreement shall be borne directly by the Dish Stockholders and (B) Dish and the Dish Subsidiaries shall not, nor shall CMH or CD&R permit Dish or any Dish Subsidiary to, pay or agree to pay, reimburse or otherwise indemnify any Person for, any costs, fees or expenses incurred by (i) CMH or any of its shareholders, (ii) any other member of the Family Group (other than Dish or any of the Dish Subsidiaries) or (iii) CD&R or any of its Affiliates, in each case in connection with this Agreement, the other agreements contemplated hereunder or the Merger.

Section 8.4     Amendment; Waiver.

(a)     Subject to the provisions of applicable Law, any provision of this Agreement may be amended, modified, supplemented or waived by the parties only by a written instrument executed and delivered by, in the case of an amendment, each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.

(b)     No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  No waiver by any party of a breach or a default under any of the provisions of this Agreement shall be construed as a waiver of any other breach or default.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Laws.

Section 8.5     Interpretation.  When a reference is made in this Agreement to an Article, a Section, an Exhibit, Annex or a Schedule, this reference shall be to an Article or a Section of, or an Exhibit, Annex or a Schedule to, this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  For purposes of this Agreement: (a) the words “include,” “includes” or “including” and words of similar import shall be deemed to be followed by the words “without limiting the generality of the foregoing”; (b) the words “hereof”, “herein” and “hereby” and words of similar import refer to this Agreement as a whole (including the Exhibits and Schedules) and not to any particular provisions of this Agreement; (c) any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular and words of one gender shall be deemed to include the other gender; (d) the word “or” shall not be exclusive; (e)  all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified (provided that if any action is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter); (f) any reference to parties shall mean parties to this Agreement; and (g) all references to dollars or to “$” shall be references to United States dollars.

Section 8.6     Specific Performance; No Recourse to Lenders.

(a)     The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the parties hereto in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that Soap, on the one hand, and Dish, on the other hand, shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement by the other (as applicable) and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of

Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) and this right shall include the right of Dish to cause Soap to fully enforce the terms of the Debt Commitment Letters against the Lenders to the fullest extent permissible pursuant to the Debt Commitment Letters and applicable Laws and to thereafter cause the Merger and the other transactions contemplated by this Agreement to be consummated on the terms and subject to the conditions set forth herein.  Each of the parties hereto hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at Law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.  If any party brings any action to enforce specifically the performance of the terms and provisions hereof by any other party, the Outside Date shall automatically be extended by (x) the amount of time during which such action is pending, plus twenty (20) Business Days or (y) such other time period established by the Delaware court presiding over such action.  Notwithstanding anything to the contrary contained herein, including in this Section 8.6, Dish hereby acknowledges and agrees that it shall not have any right to enforce specifically the obligation of Soap to effect the Closing, or otherwise consummate the transactions contemplated hereby, in the event that the Soap Termination Fee is payable by Soap pursuant to Section 7.3 hereof.

(b)     Notwithstanding anything herein to the contrary, none of the parties hereto, nor or any of their respective related persons, shall have any rights or claims against any Lender or any related persons thereof (collectively, the “Debt Financing Sources”), solely in their respective capacities as lenders or arrangers in connection with the Financing, and the Debt Financing Sources, solely in their respective capacities as lenders or arrangers, shall not have any rights or claims against any party hereto or any related person thereof, in connection with this Agreement or the Financing, whether at law or equity, in contract, in tort or otherwise; provided that, nothing in this Section 8.6(b) shall limit the rights of the parties to the Financing Agreements under the terms thereof.

Section 8.7     Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties (including, for the avoidance of doubt, the Dish Stockholders) and delivered to each of the other parties.  Facsimile transmission or electronic transmission of any signature and/or retransmission of any signature will be deemed the same as delivery of an original.

Section 8.8     Entire Agreement; Third-Party Beneficiaries.  This Agreement and the documents and the instruments specifically referred to in this Agreement (including the Exhibits, Annexes, the Dish Disclosure Letter, the Soap Disclosure Letter and the Confidentiality Agreements) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement.  Except for: (a) the right of the holders of Dish Common Stock to receive the Dish Per Share Merger Consideration after the Effective Time, (b) the rights conferred by Section 5.11, and (c) the Debt Financing Sources, which shall benefit from the provisions in Section 7.2, Section 7.3, Section 8.6(b), Section 8.14 and Section 8.15, this Agreement is not intended to and shall not confer any rights, benefits or remedies hereunder upon any Person other than the parties.

Section 8.9     Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties.  Any purported assignment in violation of this Agreement will be void ab initio.  Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

Section 8.10     Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement.  If any term, provision, covenant or restriction of this Agreement is determined by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon this determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.

Section 8.11     Exhibits; Annexes; Disclosure Letters.  The Exhibits and Annexes referred to in this Agreement and in the Dish Disclosure Letter and the Soap Disclosure Letter, and all exhibits or attachments thereto, are intended to be and hereby are specifically made a part of this Agreement.  Any matter set forth in any section or subsection of the Dish Disclosure Letter or the Soap Disclosure Letter, as applicable shall expressly not be deemed to constitute an admission by Dish on the one hand, or by Soap, on the other hand, or otherwise imply, that any matter rises to the level of a Dish Material Adverse Effect or a Soap Material Adverse Effect, or is otherwise material for any purposes of this Agreement or Dish Disclosure Letter or Soap Disclosure Letter.

Section 8.12     Mutual Drafting.  The parties have participated jointly in negotiating and drafting this Agreement, and this Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation in favor of or against any party by virtue of the authorship of any provision of this Agreement.

Section 8.13     Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE CONFLICTS OF LAWS PRINCIPLES THEREOF TO THE EXTENT THE SAME WOULD REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

Section 8.14     Jurisdiction.  The parties agree that any Litigation seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal court located in the State of Delaware or the Chancery Court of the State of Delaware, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Litigation and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Litigation  in any such court or that any such Litigation brought in any such court has been brought in an inconvenient forum.  Process in any such Litigation may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.  Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 8.2 shall be deemed effective service of process on such party. Notwithstanding the foregoing, each of the parties agrees that it will not bring (and will not permit any of its Subsidiaries to bring, or support any other party in bringing) any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise against any Debt Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing, the Financing Agreements or the Debt Commitment Letters or the performance thereof, in any forum other than the Supreme Court of the State of New York sitting in the Borough of Manhattan of the City of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

Section 8.15     Waiver of Trial by Jury.  EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING, WITHOUT LIMITATION, THE FINANCING).

Article IX

CERTAIN DEFINITIONS

Section 9.1     Certain Definitions.  For purposes of this Agreement:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any proposal or offer from any Third Party with respect to (i) a merger, share purchase, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution, reorganization or similar transaction involving Dish or any of the Dish Subsidiaries that, if consummated, would result in any Third Party (or the stockholders of such Third Party in the aggregate) beneficially owning securities representing 20% or more of the total voting power of Dish then outstanding, (ii) any direct or indirect sale, lease, exchange, transfer or other disposition of 20% or more of the consolidated assets (including stock of the Dish Subsidiaries) of Dish and the Dish Subsidiaries, taken as a whole, or (iii) any direct or indirect sale of, or similar transaction with respect to, equity securities of Dish that, if consummated, would result in any Third Party (or the stockholders of such Third Party in the aggregate) beneficially owning securities representing 20% or more of the total voting power of Dish (or of the surviving parent entity in such transaction) then outstanding, including in the case of each of clauses (i) through (iii), any single or multi-step transaction or series of related transactions (other than a proposal or offer made by Soap).

“Affiliate” has the meaning assigned thereto by Rule 12b-2 under the Exchange Act, and includes, with respect to the relationship between or among two or more Persons, the possession, directly or indirectly, of the power to direct or cause the direction of affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Affiliate Agreement” has the meaning set forth in Section Section 3.20.

“Aggregate Option Exercise Price” means the product of (x) the applicable Vested Dish Option Exercise Price multiplied by (y) all Vested Dish Options.

“Agreement” is defined in the Preamble.

“Antitrust Division” is defined in Section 5.5(a).

“Balance Sheet Date” means December 31, 2010.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to be closed.

“CD&R” means CDR Jaguar Investor Company, LLC, a Delaware limited liability company.

“CDRF&F” means CDR F&F Jaguar Investor, LLC, a Delaware limited liability company.

“Certificates” is defined in Section 2.4(a).

“Closing” is defined in Section 1.2.

“Closing Date” is defined in Section 1.2.

“CMH” Commercial Markets Holdco, LLC, a Delaware limited liability company.

“Code” means the Internal Revenue Code of 1986, as amended.

“Competition Laws” means all Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade.

“Confidentiality Agreements” means (i) that certain confidentiality agreement dated as of March 8, 2011, as amended, between Soap and Dish and (ii) the Soap Confidentiality Agreement.

“Continued Employees” is defined in Section 5.9(a).

“Continuing Affiliate Agreements” is defined in Section 5.16.

“Contract” means any legally binding written or oral contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease, license, sales or purchase order, warranty, commitment, or other instrument of any kind.

“Credit Agreement” means the credit agreement, dated as of November 24, 2009, among, inter alia, DI, as a borrower, Dish, the lenders and issuers party thereto, as lenders, Citibank, N.A., as administrative agent, and the other parties thereto.

“Debt Commitment Letters” is defined in Section 4.16.

“Debt Financing Sources” is defined in Section 8.6(b).

“Debt Offers” is defined in Section 5.18(b).

“Delaware Secretary of State” means the Secretary of State of the State of Delaware.

“DGCL” means the General Corporation Law of the State of Delaware.

“DI” means Dish, Inc.

“Dish” is defined in the Preamble.

“Dish Benefit Plans” means each written employee benefit plan, scheme, program, policy, arrangement and contract (including, but not limited to, any “employee benefit plan”, as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any bonus, deferred compensation, stock bonus, stock purchase, restricted stock, stock option or other equity-based arrangement, and any employment, termination, retention, bonus, change in control or severance plan, program, policy, arrangement or contract) for the benefit of any current or former officer, employee or director of Dish or any Dish Subsidiary that is maintained or contributed to by Dish, any Dish Subsidiary or any of its ERISA Affiliates, or with respect to which any of them could incur liability under the Code or ERISA or any substantially similar non-U.S. law, but shall exclude Multiemployer Plans.

“Dish Board of Directors” means the board of directors of Dish.

“Dish Bylaws” is defined in Section 3.1.

“Dish Certificate of Incorporation” is defined in Section 3.1.

“Dish Class A Stock” means the class A common stock, par value $0.01 per share, of Dish.

“Dish Class B Stock” means the class B common stock, par value $0.01 per share, of Dish.

“Dish Common Stock” means the Dish Class A Stock and the Dish Class B Stock.

“Dish Disclosure Letter” means the letter, dated as of the date hereof, delivered by Dish to Soap prior to the execution of this Agreement and identified as the Dish Disclosure Letter.

“Dish DSU Plans” means the Dish Equity Plan, the Dish Director Stock Incentive Plan, the Dish South Africa (Pty) Limited Phantom Stock Incentive Plan and the Dish Trading (Shanghai) Co. Ltd. Phantom Stock Incentive Plan and any other similar incentive plan.

“Dish Employees” is defined in Section 3.12(a).

“Dish Equity Consideration” equals the sum of (A) $2,284,437,000 plus (B) the product of (x) Soap Shares Issued multiplied by (y) Soap Share Value

“Dish Equity Plan” means the JohnsonDiversey Holdings, Inc. Stock Incentive Plan, effective as of January 11, 2010.

“Dish Exchange Ratio” means the quotient, rounded to the nearest 1/100,000th, determined by dividing the (1) the Dish Per Share Merger Consideration Value by (2) the Soap Share Value.

“Dish Financial Statements” is defined in Section 3.6(b).

“Dish Intellectual Property” is defined in Section 3.14.

“Dish Lease” is defined in Section 3.18(c).

“Dish Leased Real Property” is defined in Section 3.18(c).

“Dish Material Adverse Effect” means any event, change, development, effect or occurrence that has been or would reasonably be expected to be materially adverse to the business, assets, condition (financial or otherwise) or results of operations of Dish and the Dish Subsidiaries taken as a whole; provided, that in determining whether a Dish Material Adverse Effect has occurred, there shall be excluded any effect to the extent resulting from the following, either alone, or in combination: (i) any event, change, development, effect or occurrence or event generally affecting the businesses or industries in which the Dish and the Dish Subsidiaries operate (including general pricing changes), (ii) changes in general economic or business conditions, including changes in the financial, securities or credit markets, or changes in such conditions in any area in which Dish or the Dish Subsidiaries operate, (iii) changes in global or national political conditions (including any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism), (iv) except with respect to the representations and warranties contained in Section 3.5, the negotiation, execution or announcement of this Agreement (including losses or threatened losses of the relationships of Dish or the Dish Subsidiaries with customers, distributors, suppliers, or franchisees) and the transactions contemplated hereby, (v) any action or omission (A) required or permitted by this Agreement or (B) pursuant to the written consent of, or any action otherwise taken by, Soap or its Affiliates, (vi) the failure of Dish to meet any internal or published projections, forecasts or revenue or earning predictions for any period (provided that the underlying causes of such failure may be considered in determining whether there is a Dish Material Adverse Effect), (vii) any change in the trading prices of Dish’s 10.5% Senior Notes due 2020 and DI’s 8.25% Senior Notes due 2019 (provided that the underlying causes of such change may be considered in determining whether there is a Dish Material Adverse Effect), (viii) (A) changes in accounting requirements or principles or (B) any changes in applicable Laws or interpretations thereof, or (ix) seasonal fluctuations in the business of Dish and the Dish Subsidiaries (in each of the foregoing clause (i), (ii), (iii) and (viii)(B), to the extent such effect does not disproportionately affect Dish and the Dish Subsidiaries in relation to others in the same businesses or industries in which Dish and the Dish Subsidiaries operate).

“Dish Material Contract” is defined in Section 3.17(b).

“Dish Offering” is defined in Section 5.1.

“Dish Option” means an option to purchase one share of Dish Class B Stock under the Dish Equity Plan.

“Dish Owned Real Property” is defined in Section 3.18(b).

“Dish Per DSU Cash Merger Consideration” means an amount in cash equal to the quotient of (x) the Dish Total Value to Equityholders divided by (y) the Dish Share Equivalents.

“Dish Per Share Cash Consideration” means the Dish Per Share Merger Consideration Value less the Soap Per Share Value.

“Dish Per Share Merger Consideration” means the sum of (A) the Dish Per Share Cash Consideration and (B) the Dish Per Share Stock Consideration.

“Dish Per Share Merger Consideration Value” means the quotient of (x) the Dish Total Value to Equityholders divided by (y) the Dish Share Equivalents.

“Dish Per Share Stock Consideration” means the number of shares of Soap Common Stock equal to the quotient obtained by dividing (A) Soap Shares Issued by (B) Dish Shares Outstanding.

“Dish Per Vested Option Consideration” means the sum of (A) Dish Per Share Stock Consideration and (B) the amount equal to the Dish Per Share Cash Consideration, less  the Vested Dish Option Exercise Price.

“Dish Permits” is defined in Section 3.9(b).

“Dish Preferred Stock” is defined in Section 3.3(a).

“Dish Registration Rights Agreement” means the Registration Rights Agreement, dated November 24, 2009, by and among Dish, CD&R, SNW, CMH and CDRF&F.

“Dish’s Current Premium” is defined in Section 5.11(b).

“Dish SARs” means the Dish stock appreciation rights issued pursuant to the Dish Long-Term Cash Incentive Plan, the Dish Trading (Shanghai) Co. Ltd. Phantom Stock Incentive Plan or the Dish South Africa (Pty) Limited Phantom Stock Plan or any other similar incentive plan.

“Dish SEC Documents” is defined in Section 3.6(a).

“Dish Securities” is defined in Section 3.3(b).

“Dish Share Equivalents” means the sum of (A) Dish Shares Outstanding plus (B) the number of shares (including phantom shares) of Dish Common Stock subject to Dish Share Units immediately prior to the Effective Time.

 “Dish Shares Outstanding” means the sum of (i) the number of shares (including phantom shares) of Dish Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares of Dish Common Stock canceled pursuant to Section 2.1(b)), plus (ii) the number of shares of Dish Common Stock that the holders of the Unilever Warrant are entitled to receive upon exercise of the Unilever Warrant plus (iii) the number of shares of Dish Common Stock subject to Vested Dish Options outstanding immediately prior to the Effective Time.

“Dish Share Unit” is defined in Section 2.3(a).

“Dish Stockholder” means any holder of Dish Common Stock.

“Dish Stockholders Agreement” means the Stockholders Agreement, dated November 24, 2009, by and among Dish, CD&R, SNW, CMH and CDRF&F.

“Dish Stockholder Approval” is defined in Section 3.4(a).

“Dish Subsidiary” means each Subsidiary of Dish.

“Dish Subsidiary Securities” is defined in Section 3.2(b).

“Dish Surviving Corporation” is defined in Section 1.1.

“Dish Total Value to Equityholders” means the sum of (A) the Dish Equity Consideration plus (B) the Aggregate Option Exercise Price minus (C) the Dish Unvested Total Option Consideration minus (D) the Dish Transaction Expenses.

“Dish Transaction Expenses” means any third-party fees, expenses and disbursements of Dish payable in connection with the transactions contemplated by this Agreement, including, without limitation, fees and expenses of the Dish Stockholders payable in connection with the transactions contemplated by this Agreement that may be paid by Dish; provided, however, that the foregoing shall not include any fees, expenses or disbursements (A) otherwise required to be paid by Soap pursuant to any other section of this Agreement or (B) incurred by Soap or the Dish Surviving Corporation which are on behalf of Soap, including without limitation, the fees and expenses of Soap’s financial advisors, attorneys, accountants and other advisors.

“Dish Unvested Total Option Consideration” means the result of (A) the product of (x) all Unvested Dish Options and all Dish SARs, multiplied by (y) the Dish Per Share Merger Consideration Value, minus (B) the aggregate amount of all Unvested Dish Option Exercise Prices, minus (C) the amount of the Liability accrued in respect of the outstanding Dish SARs on the Dish Financial Statements through the Closing Date (with such accrual calculated on a consistent basis with accruals in respect of such Liability prior to the date of this Agreement).

“Dish’s Current Premium” is defined in Section 5.11(b).

“Divestiture Action” is defined in Section 5.5(d).

“Effective Time” is defined in Section 1.1.

“Environmental Claim” means any claim, action, cause of action, investigation or notice (written or oral) by any Person or Governmental Authority alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, Remedial Action, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, Release or threatened Release of or exposure to any Hazardous Substances at any location, whether or not owned or operated by such Person, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental law.

“Environmental Laws” means any Law regulating or relating to pollution or protection of human health, natural resources or the environment, including Laws relating to the exposure to, or Release or threatened Releases of, Hazardous Substances or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Substances and all Laws and regulations with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances.

“ERISA” means the Employer Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“EU Merger Regulation” means Council Regulation (EC) No 139/2004 of 20 January 2004 on the control of concentrations between undertakings, as amended, and the implementing regulation promulgated pursuant thereto.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Notes” means Dish’s 10.5% Senior Notes due 2020 and DI’s 8.25% Senior Notes due 2019.

“Family Group” means CMH, SCJ, SNW, the Johnson Family Members, and their respective Affiliates from time to time.

“Financing” is defined in Section 4.16(a).

“Financing Agreements” is defined in Section 5.17(b).

“Financing Sources” is defined in Section 8.6.

“FTC” is defined in Section 5.5(a).

“GAAP” is defined in Section 3.6(b).

“Governmental Authority” means any supranational, national, federal, state, municipal or local court, administrative body or other governmental or quasi-governmental entity or authority with competent jurisdiction or other political subdivision thereof, including any department, commission, board, agency, bureau, subdivision, instrumentality or any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, any court, tribunal or arbitrator and any self-regulatory organization.

“Hazardous Substance” means petroleum and its products and derivatives including gasoline and diesel fuel, radioactive materials, asbestos and asbestos-containing materials, radon, urea formaldehyde, lead and lead-containing materials, polychlorinated biphenyls and other chemicals, materials, substances, or wastes in any amount or concentration which are regulated pursuant to or the basis for liability pursuant to any Environmental Law or defined as or included in the definition of “hazardous substance,” “hazardous material,” “hazardous waste,” “toxic substance,” “pollutant,” “contaminant” or words of similar import under any applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person to Third Parties for borrowed money, including the principal amount thereof and premium (if any), accrued interest and any cost associated with prepaying any such debt, (ii) all obligations of such Person to Third Parties evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person upon which interest charges are customarily paid (other than trade payables incurred in the ordinary course of business consistent with past practice), (iv) all obligations of such Person under conditional sale or other title retention agreements relating to any property purchased by such Person, (v) all obligations of such Person incurred or assumed as the deferred purchase price of property or services (excluding obligations of such Person to creditors for raw materials, inventory, services and supplies incurred in the ordinary course of business consistent with past practice), (vi) all lease obligations of such Person capitalized on the books and records of such Person, (vii) all obligations of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (viii) the net liability of such

Person under interest rate, currency or commodity derivatives or hedging transactions, (ix) all letters of credit or performance bonds issued for the account of such Person (excluding (A) letters of credit issued for the benefit of suppliers to support accounts payable to suppliers incurred in the ordinary course of business consistent with past practice, (B) standby letters of credit relating to workers’ compensation insurance and (C) surety bonds and customs bonds) and (x) all guaranties and arrangements having the economic effect of a guaranty by such Person of any Indebtedness of any other Person.

“Indemnified Parties” is defined in Section 5.11(a).

“Intellectual Property” means all intellectual property rights of every kind and description throughout the world, including all U.S. and foreign (i) trademarks, service marks, trade names,  trade dress, Internet domain names, logos, slogans and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, (ii) copyrights and copyrightable subject matter, (iii) rights in computer programs (whether source code, object code or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to the foregoing, (iv) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (v) trade secrets and all other confidential information, ideas, know-how, inventions, processes, formulae, models and methodologies, (vi) all rights in the foregoing and in other similar intangible assets and (vii) all registrations and applications to register any of the foregoing.

“IRS” means the United States Internal Revenue Service.

“Japanese Working Capital Agreement” means the working capital credit agreement dated October 26, 2009 among JohnsonDiversey Co., Ltd., as borrower, Dish and DI as guarantors, the lenders party thereto and GE Japan Corporation, as administrative agent, as amended November 24, 2009.

“Johnson Family Member” means (a) a lawful lineal descendant of Herbert F. Johnson, Jr. or Henrietta Johnson Louis or the spouse of any such person; (b) an estate, trust (including a revocable trust, declaration of trust or a voting trust), guardianship or custodianship for the primary benefit of one or more individuals described in clause (a) above; (c) a foundation established by one or more individuals described in clause (a) above; and (d) a Person controlled by one or more individuals or entities described in clauses (a), (b) or (c) above; provided, however, that for purposes of this Agreement, neither Dish nor any of the Dish Subsidiaries from time to time shall be regarded as a Johnson Family Member.  For the avoidance of doubt, SCJ and its Subsidiaries are, as of the date hereof, Johnson Family Members.

“Knowledge”, or any similar expression, shall mean (a) with respect to Dish (or any of the Dish Subsidiaries), the actual knowledge, as of the date of this Agreement, of the persons set forth on Exhibit D; and (b) with respect to Soap (or any of the Soap Subsidiaries), the actual knowledge, as of the date of this Agreement, of the persons set forth on Exhibit E.

“Law” means any Federal, state, local or foreign statute, law, regulation, approval, authorization, rule, ordinance or code of any Governmental Authority, including any judicial or administrative interpretation thereof.

“Lenders” is defined in Section 4.16(a).

“Liabilities” is defined in Section 3.8.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, lease, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Litigation” means any action, cease and desist letter, demand, suit, arbitration proceeding, administrative or regulatory proceeding, citation, summons or subpoena of any nature, civil, criminal, regulatory or otherwise, in law or in equity.

“Losses” means losses, damages, claims, fees, fines, costs and expenses, interest awards, settlements, Liabilities, recourses, judgments and penalties (including reasonable attorneys’ fees and expenses) whether or not involving a third party claim.

“Marketing Period” means the first period of 20 consecutive Business Days after the date hereof during and at the end of which (1) Soap shall have the Required Financial Information and (2) the conditions set forth in Section 6.1 have been satisfied (other than those conditions that by their terms are to be satisfied at Closing) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 6.2(b) to fail to be satisfied assuming Closing were to be scheduled for any time during such 20 Business Day period; provided that if the Marketing Period has not ended on or prior to August 21, 2011, the Marketing Period shall commence no earlier than September 7, 2011; provided, further that if the Marketing Period is commenced after September 6, 2011, it must either be completed prior to December 19, 2011 or shall commence after January 6, 2012; and provided, further that the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period, (v) Ernst & Young LLP shall have withdrawn its audit opinion with respect to any financial statements contained in the Dish SEC Documents, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect thereto by Ernst & Young LLP or another independent public accounting firm reasonably acceptable to Soap, (w) the financial statements included in the Required Financial Information that is available to Soap on the first day of any such 20-consecutive-Business-Day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such 20-consecutive-Business-Day period to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such 20-consecutive-Business-Day period, in which case the Marketing Period shall not be deemed to commence until the receipt by Soap of updated Required Financial Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new 20-consecutive-Business-Day period , (x) Dish shall have publicly announced any intention to restate any material financial information included in the Required Financial Information or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the Dish SEC Documents have been amended or Dish has determined that no restatement shall be required, and the Marketing Period shall be extended and shall not expire for any period after the Marketing Period shall have commenced during which (y) Dish’s auditor shall not be able to issue a customary comfort letter to the purchasers on what would otherwise be delivered on the last day of the 20-consecutive-Business-Day period, or (z) Dish is delinquent in filing any annual, quarterly or periodic report with the SEC that would have been required to be filed by it with the SEC, in which case the Marketing Period will not be deemed to commence unless and until, at the earliest, all such delinquencies have not been cured, and the Marketing Period shall end on any earlier date on which the entire Financing is consummated.  For purposes of calculating the length of the Marketing Period, a Business Day shall not include November 24-25, 2011.  If Dish in good faith reasonably believes it has provided the Required Financial Information, it may deliver to Soap a written notice to that effect (stating when it believes it completed such delivery), in which case Dish shall be deemed to have provided the Required Financial Information unless Soap in good faith reasonably believes Dish has not completed the delivery of the Required Financial Information and, within five Business Days after the delivery of such notice by Dish, delivers a written notice to Dish to that effect (stating with reasonable specificity which Required Financial Information Soap reasonably believes Dish has not delivered or is not compliant).

“Major Customers” is defined in Section 3.19(a).

“Merger” is defined in Section 1.1.

“Merger Sub” is defined in the Preamble.

“Merger Sub Common Stock” means the common stock, par value $0.01 per share, of Merger Sub.

“Multiemployer Plan” means a multiemployer plan within the meaning of Section 4001(a)(3) of ERISA.

“Non U.S. Dish Benefit Plan” means any Dish Benefit Plan maintained, contributed to or sponsored by Dish or any Dish Subsidiary for any Dish Employee residing in a jurisdiction outside of the United States.

“NYSE” means the New York Stock Exchange.

“OFAC” is defined in Section 3.9.

“Order” means any award, judgment, injunction, consent, ruling, decree or order (whether temporary, preliminary or permanent) issued, adopted, granted, awarded or entered by any Governmental Authority or private arbitrator of competent jurisdiction.

“Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, by-laws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments thereto.

“Outside Date” is defined in Section 7.1.

“Permitted Liens” means (a) mechanics’, carries’, workmen’s, repairmen’s or other like liens or other encumbrances arising or incurred in the ordinary course of business consistent with past practice relating to obligations that are not delinquent or that are being contested in good faith by the relevant party or any Subsidiary of the relevant party and for which the relevant party or a Subsidiary of the relevant party has established adequate reserves, (b) Liens or other encumbrances for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established on the relevant party’s balance sheet (for the Balance Sheet Date), (c) easements, rights of way, zoning ordinances and similar encumbrances affecting real property or (d) non-monetary Liens that, in the aggregate, do not materially impair, and would not reasonably be expected to materially impair, the value or the continued use and operation of the assets in the conduct of the business to which they relate.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

“Post-Agreement Vested Dish Options” means any Dish Option that, as of the date of this Agreement, is not by its terms vested, but which becomes vested by its terms after the date of this Agreement but on or before the date of the Effective Time and that is outstanding immediately prior to the Effective Time.

“Registration Rights Agreement” is defined in Section 5.14.

“Registration Statement” is defined in Section 5.3(a).

“Registration Statement Decision” is defined in Section 5.3.

“Release” means any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, emptying, seeping, dispersal, migration, transporting, placing and the like, including, without limitation, the moving of any materials through, into or upon, any land, soil, surface water, groundwater or air, or otherwise entering into the indoor or outdoor environment.

“Remedial Action” means any action required under Environmental Law to investigate, clean up, treat, monitor, remove, remediate or otherwise address or conduct remedial or corrective actions with respect to Hazardous Substances.

“Representatives” means, with respect to any Person, its Subsidiaries and its and their respective officers, trustees, directors, employees, agents or representatives (including investment bankers, financial or other advisors, attorneys, brokers, finders or other agents).

“Required Financial Information” is defined in Section 5.17.

“Resale Registration Statement” is defined in Section 5.14.

“Retiree Plans” is defined in Section 5.9(g).

“SCJ” means S.C. Johnson & Son, Inc., a Wisconsin corporation.

“SDN List” is defined in Section 3.9.

“SEC” means the Securities and Exchange Commission.

“Section 5.7(c) Actions” is defined in Section 5.7(c).

“Securities Act” means the Securities Act of 1933, as amended.

“Settlement Agreement” means that certain Settlement and Release Agreement, dated November 10, 2003, by and among the Official Committee of Asbestos Personal Injury Claimants, Soap and Cryovac, Inc.

“Significant Subsidiary” has the meaning set forth in Rule 1-02 under Regulation S-X promulgated under the Securities Act.

“SNW” means SNW Co, Inc., a Delaware corporation.

“Soap” is defined in the Preamble.

“Soap Benefit Plans” means each material written employee benefit plan, scheme, program, policy, arrangement and contract (including, but not limited to, any “employee benefit plan”, as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any material bonus, deferred compensation, stock bonus, stock purchase, restricted stock, stock option or other equity-based arrangement, and any employment, termination, retention, bonus, change in control or severance plan, program, policy, arrangement or contract) for the benefit of any current or former officer, employee or director of Soap or any Soap Subsidiary that is maintained or contributed to by Soap, any Soap Subsidiary or any of its ERISA Affiliates, or with respect to which any of them could incur liability under the Code or ERISA or any substantially similar non-U.S. law, but shall exclude Multiemployer Plans.

“Soap Board of Directors” means the Board of Directors of Soap.

“Soap Bylaws” is defined in Section 4.1.

“Soap Certificate of Incorporation” is defined in Section 4.1.

“Soap Common Stock” means Soap’s common stock, par value $0.10 per share.

“Soap Confidentiality Agreement” means that certain confidentiality agreement dated as of May 9, 2011, between Soap and Dish.

“Soap Disclosure Letter” means the letter, dated as of the date hereof, delivered by Soap to Dish prior to the execution of this Agreement and identified as the Soap Disclosure Letter.

“Soap Financial Statements” is defined in Section 4.6(a).

“Soap Material Adverse Effect” means any event, change, development, effect or occurrence that has been or would reasonably be expected to be materially adverse to the business, assets, condition (financial or otherwise) or results of operations of Soap and the Soap Subsidiaries taken as a whole; provided, that in determining whether a Soap Material Adverse Effect has occurred, there shall be excluded any effect to the extent resulting from the following, either alone, or in combination: (i) any event, change, development, effect or occurrence or event generally affecting the businesses or industries in which the Soap and the Soap Subsidiaries operate (including general pricing changes), (ii) changes in general economic or business conditions, including changes in the financial, securities or credit markets, or changes in such conditions in any area in which Soap or the Soap Subsidiaries operate, (iii) changes in global or national political conditions (including any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism), (iv) except with respect to the representations and warranties contained in Section 4.5, the negotiation, execution or announcement of this Agreement (including losses or threatened losses of the relationships of Soap or the Soap Subsidiaries with customers, distributors, suppliers, or franchisees) and the transactions contemplated hereby, (v) any action or omission (A) required or permitted by this Agreement or (B) pursuant to the written consent of, or any action otherwise taken by, Dish or its Affiliates, (vi) the failure of Soap to meet any internal or published projections, forecasts or revenue or earning predictions for any period (provided that the underlying causes of such failure may be considered in determining whether there is a Soap Material Adverse Effect), (vii) any change in the trading price of Soap Common Stock (provided that the underlying causes of such change may be considered in determining whether there is a Soap Material Adverse Effect), (viii) (A) changes in accounting requirements or principles or (B) any changes in applicable Laws or interpretations thereof, or (ix) seasonal fluctuations in the business of Soaps and the Soap Subsidiaries (in each of the foregoing clauses (i), (ii), (iii) and (viii)(B), to the extent such effect does not disproportionately affect Soap and the Soap Subsidiaries in relation to others in the same businesses or industries in which Soap and the Soap Subsidiaries operate).

“Soap Per Share Value” means the product of (A) the Soap Share Value, without interest, and (B) the Dish Per Share Stock Consideration.

“Soap Preferred Stock” is defined in Section 4.3(a).

“Soap PSU” means a Soap performance stock unit granted under a Soap Benefit Plan.

“Soap RSU” means a Soap restricted stock unit granted under a Soap Benefit Plan.

“Soap SEC Documents” is defined in Section 4.6(a).

“Soap Securities” is defined in Section 4.3(b).

“Soap Shares Issued” means 31,700,000 shares of Soap Common Stock.

“Soap Share Value” means the closing trading price of one share of Soap Common Stock as established on the NYSE on the trading day immediately preceding the Closing Date.

“Soap Subsidiary” means each Subsidiary of Soap.

“Soap Subsidiary Securities” is defined in Section 4.2(b).

“Soap Termination Fee” is defined in Section 7.2.

“Solvent” is defined in Section 4.16.

“Subsidiary” of any Person means any corporation, partnership, limited liability company, joint venture or other legal entity of which (i) such Person, or its Subsidiary, is the sole general partner or manager, managing or operating member or otherwise controls or has the sole power to direct or manage the business operations of such corporation, partnership, limited liability company, joint venture or other legal entity, or (ii) such Person (either directly or through or together with another Subsidiary of such Person) owns more than 50% of the voting stock or value of such corporation, partnership, limited liability company, joint venture or other legal entity.

“Tax” or “Taxes” shall mean any and all taxes, charges, fees, levies and other assessments, including income, gross receipts, excise, property, sales, withholding (including dividend withholding and withholding required pursuant to Sections 1445 and 1446 of the Code), social security, occupation, use, service, license, payroll, franchise, transfer and recording taxes, windfall or other profits, capital stock, employment, worker’s compensation, unemployment or compensation taxes, fees and charges, including estimated excise, ad valorem, stamp, value added, capital gains, duty or custom taxes, imposed by the United States or any taxing authority (domestic or foreign), whether computed on a separate, consolidated, unitary, combined or any other basis, and similar charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority.

“Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third Party” means any Person as defined in this Agreement or in Section 13(d) of the Exchange Act, other than Dish or the Dish Subsidiaries.

“Transfer and Gains Taxes” is defined in Section 5.7(a).

“Uncertificated Shares” is defined in Section 2.4(a).

“Unilever Warrant” means that Common Stock Purchase Warrant, dated as of November 24, 2009, issued by Dish to Unilever Swiss Holding AG (as assignee of Marga B.V.).

“Unvested Dish Option” means a Dish Option that is not vested as of the date of this Agreement and that is outstanding immediately prior to the Effective Time.

“Unvested Dish Option Exercise Price” means the exercise price for each applicable Unvested Dish Option or for each applicable Dish SAR, respectively.

“U.S. Dish Benefit Plan” means a Dish Benefit Plan that is sponsored, maintained, or contributed to by Dish, any of its Subsidiaries or any of its ERISA Affiliates in the U.S. for the benefit of U.S. employees within the United States.

“U.S. Soap Benefit Plan” means a Soap Benefit Plan that is sponsored, maintained, or contributed to by Dish, any of its Subsidiaries or any of its ERISA Affiliates in the U.S. for the benefit of U.S. employees within the United States.

“Vested Dish Option” means a Dish Option that is vested as of the date of this Agreement and that is outstanding immediately prior to the Effective Time.

“Vested Dish Option Exercise Price” means the exercise price for the applicable Vested Dish Option.

“WARN Act” is defined in Section 3.13(b).

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

SEALED AIR CORPORATION
By:	/s/ William V. Hickey
	Name:	William V. Hickey
	Title:	President and Chief Executive Officer
SOLUTION ACQUISITION CORP.
By:	/s/ William V. Hickey
	Name:	William V. Hickey
	Title:	President
DIVERSEY HOLDINGS, INC.
By:	/s/ Scott D. Russell
	Name:	Scott D. Russell
	Title:	Executive Vice President, General Counsel